================================================================================

                                 SCHEDULE 13E-4
                                -----------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------
                          ISSUER TENDER OFFER STATEMENT
                          (PURSUANT TO SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (AMENDMENT NO. 1)
                                -----------------

                             ASTEC INDUSTRIES, INC.
                  (Name of Issuer and Person Filing Statement)

                     COMMON STOCK, PAR VALUE $0.20 PER SHARE
                         (Title of Class of Securities)

                                   046224 101
                      (CUSIP Number of Class of Securities)
                                -----------------
                          RICHARD W. BETHEA, JR., ESQ.
                               VICE PRESIDENT AND
                                CORPORATE COUNSEL
                             ASTEC INDUSTRIES, INC.
                               4101 JEROME AVENUE
                          CHATTANOOGA, TENNESSEE 37407
                                 (423) 867-4210
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of the Person Filing Statement)
                                -----------------

                                    COPY TO:
                             R. GREGORY BROPHY, ESQ.
                                ALSTON & BIRD LLP
                  1201 WEST PEACHTREE STREET, N.W., SUITE 4200
                           ATLANTA, GEORGIA 30309-3424
                                 (404) 881-7000
                                -----------------

                                 MARCH 27, 1997
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                                -----------------

                            CALCULATION OF FILING FEE

================================================================================
Transaction Valuation $21,000,000*                   Amount of Filing Fee $4,200
================================================================================

*Based upon purchase of 2,000,000 shares at the maximum tender offer price of $10.50 per share.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

         Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid: $4,200             Filing Party:  Astec
                                                    Industries, Inc.

         Form or Registration No.: Schedule 13E-4   Date Filed:  March 27, 1997

-----------------------------------------------------------
-----------------------------------------------------------

         This Amendment No. 1 to Schedule 13E-4 is being filed with the Securities and Exchange Commission (the "Commission") by Astec Industries, Inc. (the "Company") on May 15, 1997 and amends the Schedule 13E-4 filed by the Company with the Commission on March 27, 1997 (the "Schedule 13E-4"). Unless otherwise defined herein, all capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13E-4.

ITEM 8.  ADDITIONAL INFORMATION.

         The offer expired at 5:00 p.m. New York City time on Thursday, May 1, 1997. The Company purchased 726,619 shares of its Common Stock at $10.50 per share, which represents all of the shares tendered at or below such price per share.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.        DESCRIPTION
*   (a)(1)   --   Form of Offer to Purchase dated March 27, 1997.
*   (a)(2)   --   Form of Letter of Transmittal.
*   (a)(3)   --   Form of Notice of Guaranteed Delivery.
*   (a)(4)   --   Form of letter to brokers, dealers, commercial banks, trust companies and other nominees dated March 27, 1997.
*   (a)(5)   --   Form of letter to clients who are common stockholders for use by brokers, dealers, commercial banks, trust companies and other nominees dated March 27, 1997.
*   (a)(6)   --   Form of letter to stockholders from the Chairman and Chief
                  Executive Officer of the Company dated March 27, 1997.
*   (a)(7)   --   Form of letter to Participants for use by the Trustee of the
                  Company's 401(k)Plan.
*   (a)(8)   --   Form of Instruction Form for 401(k) Plan Participants.
*   (a)(9)   --   Form of Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.
*   (a)(10)  --   Form of Press Release dated March 27, 1997.
**  (a)(11)  --   Form of Press Release dated May 2, 1997.
**  (a)(12)  --   Form of Press Release dated May 15, 1997.
*   (b)(1)   --   Credit Agreement, dated as of July 20, 1994, by and between
                  The First National Bank of Chicago and the Company
                  (incorporated by reference to Exhibit 10.87 to the Company's
                  Annual Report on Form 10-K for the fiscal year ended
                  December 31, 1994).
*   (b)(2)   --   First Amendment to Credit Agreement, dated as of May 22,
                  1995, by and between The First National Bank of Chicago and the Company (incorporated by reference to Exhibit 10.91 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).
*   (b)(3)   --   Commitment Letter and Term Sheet, dated as of March 25, 1997 between The First National Bank of Chicago and the Company.
**  (b)(4)   --   Amended and Restated Credit Agreement, dated as of May 5,
                  1997, among the Company, the Lenders (as defined therein) and The First National Bank of Chicago.

**  (b)(5)   --   Amended and Restated Guaranty, dated as of May 5, 1997, by each of the undersigned entities in favor of The First
                  National Bank of Chicago for the ratable benefit of the
                  Lenders (as defined therein).
    (d)      --   Not applicable.
    (e)      --   Not applicable.
    (f)      --   Not applicable.

-----------------------------------------------
*    Previously filed
**   Filed with this amendment

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ASTEC INDUSTRIES, INC.



                                          By: /s/ Richard W. Bethea, Jr.
                                             ----------------------------
                                              RICHARD W. BETHEA, JR.
                                              VICE PRESIDENT AND
                                              CORPORATE COUNSEL

Dated: May 15, 1997

                                  EXHIBIT INDEX

EXHIBIT NO.            DESCRIPTION
*  (a)(1)       --    Form of Offer to Purchase dated March 27, 1997.
*  (a)(2)       --    Form of Letter of Transmittal.
*  (a)(3)       --    Form of Notice of Guaranteed Delivery.
*  (a)(4)       --    Form of letter to brokers, dealers, commercial banks,
                      trust companies and other nominees dated March 27, 1997.
*  (a)(5)       --    Form of letter to clients who are common stockholders for
                      use by brokers, dealers, commercial banks, trust
                      companies and other nominees dated March 27, 1997.
*  (a)(6)       --    Form of letter to stockholders from the Chairman and
                      Chief Executive Officer of the Company dated March 27,
                      1997.
*  (a)(7)       --    Form of letter to Participants for use by the Trustee of
                      the Company's 401(k)Plan.
*  (a)(8)       --    Form of Instruction Form for 401(k) Plan Participants.
*  (a)(9)       --    Form of Guidelines for Certification of Taxpayer
                      Identification Number on Substitute Form W-9.
*  (a)(10)      --    Form of Press Release dated March 27, 1997.
** (a)(11)      --    Form of Press Release dated May 2, 1997.
** (a)(12)      --    Form of Press Release dated May 15, 1997.
*  (b)(1)       --    Credit Agreement, dated as of July 20, 1994, by and
                      between The First National Bank of Chicago and the
                      Company (incorporated by reference to Exhibit 10.87 to
                      the Company's Annual Report on Form 10-K for the fiscal
                      year ended December 31, 1994).
*  (b)(2)       --    First Amendment to Credit Agreement, dated as of May 22,
                      1995, by and between The First National Bank of Chicago
                      and the Company (incorporated by reference to Exhibit
                      10.91 to the Company's Annual Report on Form 10-K for
                      the fiscal year ended December 31, 1995).
*  (b)(3)       --    Commitment Letter and Term Sheet, dated as of March 25,
                      1997 between The First National Bank of Chicago and the
                      Company.
** (b)(4)       --    Amended and Restated Credit Agreement, dated as of May 5,
                      1997, among the Company, the Lenders (as defined
                      therein) and The First National Bank of Chicago.
** (b)(5)       --    Amended and Restated Guaranty, dated as of May 5, 1997,
                      by each of the undersigned entities in favor of The
                      First National Bank of Chicago for the ratable benefit
                      of the Lenders (as defined therein).
   (d)          --    Not applicable.
   (e)          --    Not applicable.
   (f)          --    Not applicable.

-----------------------------------------------
*    Previously filed
**   Filed with this amendment

                                                                 EXHIBIT (a)(11)


             ASTEC INDUSTRIES, INC. ANNOUNCES PRELIMINARY RESULTS OF
                         DUTCH AUCTION SELF-TENDER OFFER


CHATTANOOGA, TN, MAY 2, 1997 -- Astec Industries, Inc. (NASDAQ:ASTE) announced today that a "preliminary count" by ChaseMellon Shareholder Services, L.L.C., the Depositary for the Company's "Dutch Auction" self-tender offer indicates that, subject to final verification, approximately 723,559 shares of Common Stock have been tendered and accepted for purchase at a price of $10.50 per share.

The self-tender offer commenced on March 27 and expired at 5:00 p.m. New York City time on May 1, 1997. Prior to the tender offer, Astec had 10,044,199 shares of Common Stock outstanding. Following the purchase of shares tendered in the "Dutch Auction," Astec will have approximately 9,320,640 shares of Common Stock outstanding. Payment for shares properly tendered and accepted will be made promptly subject to proper delivery of shares in accordance with the terms of the offer.

Astec Industries, Inc. designs, engineers, manufactures and markets equipment and components used primarily in road building and related construction activities. The Company's principal road building products include: hot mix asphalt plants; material transfer vehicles and asphalt paving equipment; rock crushing plants and aggregate processing equipment; asphalt heaters; and equipment used in moving and recycling asphalt and concrete from old roads and other surfaces. The Company also manufactures trenching and excavating equipment; environmental redemption equipment and other industrial heat transfer equipment. The Company's products are used in each phase of the road building process from quarrying and crushing the aggregate to application of the road surface.

                                                                 EXHIBIT (a)(12)


                ASTEC INDUSTRIES, INC. ANNOUNCES FINAL RESULTS OF
                         DUTCH AUCTION SELF-TENDER OFFER


CHATTANOOGA, TN, MAY 15, 1997 -- Astec Industries, Inc. (NASDAQ:ASTE) announced today that in accordance with the final results of its "Dutch Auction" self-tender offer, completed at 5:00 p.m. New York City time on May 1, 1997, the Company will purchase 726,619 shares of its Common Stock at a price of $10.50 per share, which represents all shares tendered at or below that price.

ChaseMellon Shareholder Services, L.L.C., the depositary for the offer, will promptly issue payment for the shares accepted under the offer and return all shares not accepted.

The shares purchased represent approximately 7.2% of the 10,044,199 shares of Common Stock outstanding immediately prior to the offer.

After purchasing the shares, the Company has approximately 9,317,580 shares of Common Stock outstanding.

Astec Industries, Inc. designs, engineers, manufactures and markets equipment and components used primarily in road building and related construction activities. The Company's principal road building products include: hot mix asphalt plants; material transfer vehicles and asphalt paving equipment; rock crushing plants and aggregate processing equipment; asphalt heaters; and equipment used in removing and recycling asphalt and concrete from old roads and other surfaces. The Company also manufactures trenching and excavating equipment; environmental remediation equipment and other industrial heat transfer equipment. The Company's products are used in each phase of the road building process from quarrying and crushing the aggregate to application of the road surface.

                                                                 EXHIBIT (b)(4)



================================================================================

                              AMENDED AND RESTATED
                                CREDIT AGREEMENT



                                      AMONG



                             ASTEC INDUSTRIES, INC.



                                  as Borrower,



                            THE LENDERS NAMED HEREIN


                                       and


                       THE FIRST NATIONAL BANK OF CHICAGO,


                                    as Agent



                                   DATED AS OF


                                   May 5, 1997


================================================================================

                                TABLE OF CONTENTS



ARTICLE I       DEFINITIONS...................................................................................  1

ARTICLE II      THE CREDITS................................................................................... 15
      2.1.      Revolving Commitment.......................................................................... 15
      2.1.1.    General....................................................................................... 15
      2.1.2     Limitations on Obligations.................................................................... 15
      2.2.      Loans......................................................................................... 15
      2.2.1.    Ratable Loans; Types of Advances.............................................................. 16
      2.2.2.    Minimum Amount of Each Advance................................................................ 16
      2.2.3.    Method of Selecting Types and Interest Periods for New Advances............................... 16
      2.2.4.    Conversion and Continuation of Outstanding Advances........................................... 16
      2.2.5.    Changes in Interest Rate, etc................................................................. 17
      2.2.6.    Interest Payment Dates; Interest and Fee Basis................................................ 17
      2.2.7.    Notification of Advances, Interest Rates, Prepayments
                and Commitment Reductions..................................................................... 17
      2.2.8.    Rates Applicable After Default................................................................ 18
      2.3.      Swing Line Loans.............................................................................. 18
      2.3.1.    Making of Swing Line Loans.................................................................... 18
      2.3.2.    Conversions of and Participations in Swing Line Loans......................................... 19
      2.4.      Fees; Reductions in Aggregate Commitment...................................................... 20
      2.4.1.    Fees.......................................................................................... 20
      2.4.2.    Voluntary Reductions; Prepayments............................................................. 20
      2.4.3.    Mandatory Reductions in Aggregate Commitment.................................................. 20
      2.5.      Method of Payment............................................................................. 22
      2.6.      Notes; Telephonic Notices..................................................................... 22
      2.7.      Lending Installations......................................................................... 22
      2.8.      Non-Receipt of Funds by the Agent............................................................. 22
      2.9.      Withholding Tax Exemption..................................................................... 23
      2.10.     Application of Payments....................................................................... 23
      2.11.     Facility Letters of Credit.................................................................... 23
      2.11.1.   Obligation to Issue........................................................................... 24
      2.11.2.   Conditions for Issuance....................................................................... 24
      2.11.3.   Procedure for Issuance of Facility Letters of Credit.......................................... 24
      2.11.4.   Reimbursement Obligations..................................................................... 25
      2.11.5.   Participation................................................................................. 26
      2.11.6.   Compensation for Facility Letters of Credit................................................... 27
      2.11.7.   Letter of Credit Collateral Account........................................................... 27
      2.11.8.   Nature of Obligations......................................................................... 28
      2.11.9.   Existing Letters of Credit.................................................................... 28

ARTICLE III     CHANGE IN CIRCUMSTANCES....................................................................... 29
      3.1.      Taxes......................................................................................... 29
      3.2.      Yield Protection.............................................................................. 30
      3.3.      Changes in Capital Adequacy Regulations....................................................... 31
      3.4.      Availability of Types of Advances............................................................. 31
      3.5.      Funding Indemnification....................................................................... 31
      3.6.      Lender Statements; Survival of Indemnity...................................................... 32

ARTICLE IV      CONDITIONS PRECEDENT.......................................................................... 32
      4.1.      Initial Credit Extension...................................................................... 32
      4.2.      Each Credit Extension......................................................................... 33

ARTICLE V       REPRESENTATIONS AND WARRANTIES OF THE BORROWER................................................ 34
      5.1.      Corporate Existence and Standing.............................................................. 34
      5.2.      Authorization and Validity.................................................................... 34
      5.3.      No Conflict; Government Consent............................................................... 34
      5.4.      Financial Statements.......................................................................... 35
      5.5.      Material Adverse Change....................................................................... 35
      5.6.      Taxes......................................................................................... 35
      5.7.      Litigation and Contingent Obligations......................................................... 35
      5.8.      Subsidiaries and Affiliates................................................................... 35
      5.9.      ERISA......................................................................................... 35
      5.10.     Accuracy of Information....................................................................... 36
      5.11.     Regulation U.................................................................................. 36
      5.12.     Material Agreements........................................................................... 36
      5.13.     Compliance With Laws.......................................................................... 36
      5.14.     Environmental Warranties...................................................................... 36
      5.15.     Ownership of Properties....................................................................... 37
      5.16.     Investment Company Act........................................................................ 38
      5.17.     Public Utility Holding Company Act............................................................ 38
      5.18.     Insurance..................................................................................... 38
      5.19.     Intellectual Property......................................................................... 38
      5.20.     Solvency...................................................................................... 38
      5.21.     Benefits...................................................................................... 39
      5.22.     Licenses...................................................................................... 39
      5.23.     Stock Repurchase.............................................................................. 39

ARTICLE VI      COVENANTS..................................................................................... 39
      6.1.      Financial Reporting........................................................................... 39
      6.2.      Use of Proceeds............................................................................... 41
      6.3.      Notice of Default............................................................................. 41
      6.4.      Conduct of Business........................................................................... 41

      6.5.      Taxes......................................................................................... 41
      6.6.      Insurance..................................................................................... 41
      6.7.      Compliance with Laws.......................................................................... 42
      6.8.      Maintenance of Properties..................................................................... 42
      6.9.      Inspection.................................................................................... 42
      6.10.     Dividends..................................................................................... 42
      6.11.     Indebtedness.................................................................................. 42
      6.12.     Merger........................................................................................ 42
      6.13.     Sale of Assets................................................................................ 43
      6.14.     Sale of Accounts.............................................................................. 43
      6.15.     Sale and Leaseback............................................................................ 43
      6.16.     Investments and Acquisitions.................................................................. 43
      6.17.     Contingent Obligations........................................................................ 44
      6.18.     Liens......................................................................................... 44
      6.19.     Transactions with Affiliates.................................................................. 44
      6.20.     Letters of Credit............................................................................. 45
      6.21.     Amendments to Certain Agreements.............................................................. 45
      6.22.     Financial Covenants........................................................................... 45
      6.22.1.   Leverage Ratio................................................................................ 45
      6.22.2.   Consolidated Tangible Net Worth............................................................... 45
      6.22.3.   Rentals....................................................................................... 45
      6.22.4.   Interest Coverage Ratio....................................................................... 45
      6.23.     Fixed Asset Expenditures...................................................................... 45
      6.24.     Subordinated Indebtedness..................................................................... 46
      6.25.     Accounting Method............................................................................. 46
      6.26.     Environmental Covenant........................................................................ 46
      6.27.     Litigation and Other Notices.................................................................. 46

ARTICLE VII     DEFAULTS...................................................................................... 46

ARTICLE VIII    ACCELERATION, WAIVERS, AMENDMENTS AND REMEDIES................................................ 49
      8.1.      Acceleration.................................................................................. 49
      8.2.      Amendments.................................................................................... 50
      8.3.      Preservation of Rights........................................................................ 51

ARTICLE IX      GENERAL PROVISIONS............................................................................ 51
      9.1.      Survival of Representations................................................................... 51
      9.2.      Governmental Regulation....................................................................... 51
      9.3.      Taxes......................................................................................... 52
      9.4.      Headings...................................................................................... 52
      9.5.      Entire Agreement.............................................................................. 52
      9.6.      Several Obligations; Benefits of this Agreement............................................... 52

      9.7.      Expenses; Indemnification..................................................................... 52
      9.8.      Numbers of Documents.......................................................................... 52
      9.9.      Accounting.................................................................................... 53
      9.10.     Severability of Provisions.................................................................... 53
      9.11.     Nonliability of Lenders....................................................................... 53
      9.12.     Confidentiality............................................................................... 53
      9.13.     New Credit Facilities......................................................................... 53
      9.14.     Interest Limitation........................................................................... 54
      9.15.     Loan Documents................................................................................ 54
      9.16.     Interpretation................................................................................ 54

ARTICLE X       THE AGENT..................................................................................... 55
      10.1.     Appointment................................................................................... 55
      10.2.     Powers........................................................................................ 55
      10.3.     General Immunity.............................................................................. 55
      10.4.     No Responsibility for Loans, Recitals, etc.................................................... 56
      10.5.     Action on Instructions of Lenders............................................................. 56
      10.6.     Employment of Agents and Counsel.............................................................. 56
      10.7.     Reliance on Documents; Counsel................................................................ 56
      10.8.     Agent's Reimbursement and Indemnification..................................................... 56
      10.9.     Rights as a Lender............................................................................ 57
      10.10.    Lender Credit Decision........................................................................ 57
      10.11.    Successor Agent............................................................................... 57
      10.12.    Notice of Default............................................................................. 58

ARTICLE XI      SETOFF; RATABLE PAYMENTS...................................................................... 58
      11.1.     Setoff........................................................................................ 58
      11.2.     Ratable Payments.............................................................................. 58

ARTICLE XII     BENEFIT OF AGREEMENT; ASSIGNMENTS; PARTICIPATIONS............................................. 58
      12.1.     Successors and Assigns........................................................................ 58
      12.2.     Participations................................................................................ 59
      12.2.1.   Permitted Participants; Effect................................................................ 59
      12.2.2.   Voting Rights................................................................................. 59
      12.2.3.   Benefit of Setoff............................................................................. 59
      12.3.     Assignments................................................................................... 60
      12.3.1.   Permitted Assignments......................................................................... 60
      12.3.2.   Effect; Effective Date........................................................................ 60
      12.4.     Dissemination of Information.................................................................. 60
      12.5.     Tax Treatment................................................................................. 61

ARTICLE XIII    NOTICES....................................................................................... 61

      13.1.     Giving Notice................................................................................. 61
      13.2.     Change of Address............................................................................. 61

ARTICLE XIV     COUNTERPARTS.................................................................................. 61

ARTICLE XV      CHOICE OF LAW, CONSENT TO JURISDICTION,
                WAIVER OF JURY TRIAL.......................................................................... 61
      15.1.     CHOICE OF LAW................................................................................. 61
      15.2.     CONSENT TO JURISDICTION....................................................................... 61
      15.3.     WAIVER OF JURY TRIAL.......................................................................... 63

EXHIBITS

EXHIBIT A         Compliance Certificate
EXHIBIT B-1       Revolving Note
EXHIBIT B-2       Swing Line Note
EXHIBIT C         Form of Opinion
EXHIBIT D         Transfer Instructions
EXHIBIT E         Assignment Agreement
EXHIBIT F         Guaranty

SCHEDULES

Schedule 1        Revolving Commitments/Percentages
Schedule 2.11.9   Existing Letters of Credit
Schedule 5.7      Litigation
Schedule 5.8      Subsidiaries and Affiliates
Schedule 5.14     Environmental Matters
Schedule 5.15     Properties and Liens
Schedule 5.19     Intellectual Property
Schedule 6.11     Indebtedness

                      AMENDED AND RESTATED CREDIT AGREEMENT

        This Amended and Restated Credit Agreement, dated as of May 5, 1997, is among Astec Industries, Inc., a Tennessee corporation, the institutions from time to time parties hereto as Lenders and The First National Bank of Chicago, a national banking association organized and existing under the laws of the United States of America, individually and as Agent.

                                    RECITALS

        A. The Borrower and The First National Bank of Chicago have entered into that certain Credit Agreement, dated as of July 20, 1994 (as amended from time to time prior to the date hereof, the "Original Agreement"), pursuant to which The First National Bank of Chicago agreed to make available to the Borrower revolving loans in an aggregate principal amount and on terms and conditions more fully described therein (the "Original Credit Facilities").

        B. The Borrower and the Lenders desire to restructure the Original Credit Facilities so as to (i) increase the Aggregate Commitment on the terms and in the amount set forth herein and (ii) amend various other provisions of the Original Agreement.

        C.      Pursuant to the terms of this Agreement, on the Closing Date,
(i) the Original Credit Facilities shall be replaced by the credit facilities as described herein (the "New Credit Facilities"), (ii) all loans and other obligations of the Borrower outstanding as of such date under the Original Credit Facilities shall be deemed to be loans and obligations of the Borrower outstanding under the New Credit Facilities, and (iii) all provisions of this Agreement not theretofore in effect shall become effective.

                                    AGREEMENT

        NOW, THEREFORE, in consideration of the undertakings set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

        As used in this Agreement:

        "Acquisition" means any transaction, or any series of related transactions, consummated on or after the date of this Agreement, by which the Borrower or any of its Subsidiaries (a) acquires any going business or all or substantially all of the assets of any firm, corporation or division thereof, whether through purchase of assets, merger or otherwise or (b) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the securities of a corporation which have ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) or a majority (by percentage or voting power) of the outstanding partnership interests of a partnership.

        "Advance" means a borrowing hereunder (or conversion or continuation thereof) consisting of the aggregate amount of the several Loans made on the same Borrowing Date (or date of conversion or continuation) by the Lenders to the Borrower of the same Type and, in the case of Eurodollar Advances, for the same Interest Period.

        "Affiliate" of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person. A Person shall be deemed to control another Person if the controlling Person owns 10% or more of any class of voting securities (or other ownership interests) of the controlled Person or possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of stock, by contract or otherwise.

        "Agent" means The First National Bank of Chicago in its capacity as agent for the Lenders pursuant to Article X, and not in its individual capacity as a Lender, and any successor Agent appointed pursuant to Article X.

        "Aggregate Commitment" means $40,000,000 as such amount may be reduced from time to time pursuant to the terms hereof.

        "Agreement" means this Amended and Restated Credit Agreement, as it may be amended or modified and in effect from time to time.

        "Agreement Accounting Principles" means generally accepted accounting principles as in effect from time to time, applied in a manner consistent with that used in preparing the financial statements referred to in Section 5.4.

        "Alternate Base Rate" means, for any day, a rate of interest per annum equal to the higher of (a) the Corporate Base Rate for such day and (b) the sum of Federal Funds Effective Rate for such day plus 1/2% per annum.

        "Applicable Margin" means, with respect to the Commitment Fee and each Type of Loan described below, the rate of interest per annum shown below for the range of Leverage Ratios specified below:

========================  ==========  ==============  ==============  ==============  ==============  =========
                            Level 1       Level 2         Level 3         Level 4         Level 5      Level 6
------------------------  ----------  --------------  --------------  --------------  --------------  ---------
Leverage Ratio               > 3.5     > 3.0 <= 3.5    > 2.5 <= 3.0    > 2.0 <= 2.5    > 1.5 <= 2.0    <= 1.5
------------------------  ----------  --------------  --------------  --------------  --------------  ---------
Floating Rate Advances         .50%          .25%              0%           -.25%           -.25%        -.25%
------------------------  ----------  --------------  --------------  --------------  --------------  ---------
Eurodollar Advances           2.00%         1.75%           1.50%           1.25%           1.00%         .75%
------------------------  ----------  --------------  --------------  --------------  --------------  ---------
Commitment Fee                 .50%         .375%           .375%            .25%            .25%         .25%
========================  ==========  ==============  ==============  ==============  ==============  =========

For the period commencing on the Closing Date and ending on the date which occurs ten (10) days after the Agent receives the financial statements and the related Compliance Certificate required to be delivered pursuant to Section 6.1(b) and Section 6.1(d) of this Agreement with respect to the second fiscal quarter of 1997, the Applicable Margin set forth in Level 4 above shall apply to all Advances and Commitment Fees. Thereafter, the Leverage Ratio shall be calculated as of the end of each fiscal quarter, and shall be reported to the Agent pursuant to a Compliance Certificate executed by an Authorized Officer of the Borrower and delivered in accordance with Section 6.1(d) hereof. Not later than five (5) Business Days after receipt by the Agent of each Compliance Certificate delivered by the Borrower in accordance with Section 6.1(d) for each fiscal quarter or fiscal year, as applicable, the Borrower, subject to the approval of the Agent, shall determine the Leverage Ratio for the applicable period and shall promptly notify the Agent, who shall in turn promptly notify the Lenders of such determination and of any change in each Applicable Margin resulting therefrom. Each Applicable Margin shall be adjusted (upwards or downwards, as appropriate), if necessary, based on the Leverage Ratio as of the end of the fiscal quarter immediately preceding the date of determination. The adjustment, if any, to the Applicable Margin shall be effective as to all Advances and Commitment Fees commencing on the tenth (10th) Business Day after the delivery of such quarterly or annual financial statements delivered in accordance with Sections 6.1(a) and 6.1(b) and such related Compliance Certificate of an Authorized Officer of the Borrower delivered in accordance with Section 6.1(d) and shall be effective from and including the tenth (10th) Business Day after the date the Agent receives such Compliance Certificate to but excluding the tenth (10th) Business Day after the date on which the next Compliance Certificate is required to be delivered pursuant to Section 6.1(d); provided, however, that, in the event that the Borrower shall fail at any time to furnish to the Lenders such financial statements and any such Compliance Certificate required to be delivered pursuant to Sections 6.1(a), 6.1(b) and 6.1(d), the Applicable Margin set forth in Level 1 above shall apply until the tenth (10th) Business Day after such time as all such financial statements and each such Compliance Certificate are so delivered to the Agent and the Lenders. Each determination of the Leverage Ratio by the Borrower (subject to approval by the Agent) and each determination of the Applicable Margin by the Agent in accordance with this definition shall be conclusive and binding on the parties absent manifest error.

        "Article" means an article of this Agreement unless another document is specifically referenced.

        "Asset Disposition" means any sale, lease or other disposition of any asset of the Borrower or any of its Subsidiaries in a single transaction or in a series of related transactions, other than (a) the sale of inventory in the ordinary course of business, (b) sales, leases or other dispositions by the Borrower or any Subsidiary to the Borrower or any Wholly-Owned Subsidiary, (c) sales, leases or other dispositions of used, worn-out or surplus equipment in the ordinary course of business, (d) other sales, leases and dispositions of any Property in a single transaction or series of related transactions to the extent that (x) the fair market value of the Property transferred in any such single transaction or series of related transactions does not exceed $1,000,000 and (y) the aggregate fair market value of all such Property transferred after the date hereof does not exceed $5,000,000 and (e) Permitted Receivables Sales.

        "Authorized Officer" means any of the President, Vice President and Corporate Counsel, or Vice President and Corporate Controller of the Borrower, acting singly, or other employee of the Borrower designated in writing to the Lenders.

        "Bond Transactions" means (a) the issuance of the Trencor Letter of Credit and (b) the issuance of Variable Rate Demand Industrial Revenue Bonds Series 1994 in the approximate value of $6,000,000 to finance the expansion of Telsmith, Inc.'s Mequon, Wisconsin facility and the acquisition of equipment to be used in the operating of Telsmith, Inc.'s business.

        "Borrower" means Astec Industries, Inc., a Tennessee corporation, and its successors and assigns.

        "Borrowing Date" means a date on which a Loan is made hereunder.

        "Borrowing Notice" is defined in Section 2.2.3.

        "Business Day" means (a) with respect to any borrowing, payment or rate selection of Eurodollar Advances, a day (other than a Saturday or Sunday) on which banks generally are open in Chicago, Illinois and New York, New York for the conduct of substantially all of their commercial lending activities and on which dealings in United States dollars are carried on in the London interbank market and (b) for all other purposes, a day (other than a Saturday or Sunday) on which banks generally are open in Chicago, Illinois for the conduct of substantially all of their commercial lending activities.

        "Capitalized Lease Obligations" of a Person means, without duplication, any rental obligation which under Agreement Accounting Principles is or will be required to be capitalized on a balance sheet of the Borrower or any Subsidiary, or for which the amount of the asset and liability thereunder as if so capitalized should be disclosed in a note to such balance sheet, in each case taken at the amount thereof account for as indebtedness (net of interest expense) in accordance with Agreement Accounting Principles.

        "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended from time to time.

        "CERCLIS" means the Comprehensive Environmental Response Compensation Liability Information System List, as amended from time to time.

        "Change in Control" means the acquisition by any Person, or two or more Persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934) of twenty-five percent (25%) or more of the outstanding shares of voting stock of the Borrower.

        "Closing Date" is defined in Section 4.1.

        "Code" means the Internal Revenue Code of 1986, as amended, reformed or otherwise modified from time to time.

        "Collateral Shortfall Amount" is defined in Section 8.1(a).

        "Commitment Fee" is defined in Section 2.4.1.

        "Compliance Certificate" means a compliance certificate, in substantially the form of Exhibit A hereto, with appropriate insertions, signed by the Borrower's Chief Accounting Officer, showing the calculations necessary to determine compliance with this Agreement and stating that no Default or Unmatured Default exists, or if any Default or Unmatured Default exists, describing the nature and status thereof and any action the Borrower is taking or proposes to take with respect thereto.

        "Condemnation" is defined in Section 7.8.

        "Consolidated Funded Debt" means for the Borrower and its Subsidiaries on a consolidated basis the sum of (x) items (a) through (e) of the definition of Indebtedness, plus (y) Contingent Obligations (other than Contingent Obligations for notes and accounts receivable sold of up to $5,000,000) plus (z) unreimbursed drawings on Subsidiary Letters of Credit (but excluding other Letters of Credit).

        "Consolidated Net Income" means, for any period, the consolidated net income of the Borrower and its Subsidiaries determined on a consolidated basis in accordance with Agreement Accounting Principles.

        "Consolidated Tangible Net Worth" means at any date the consolidated stockholders' equity of the Borrower and its Subsidiaries determined in accordance with Agreement Accounting Principles, less their consolidated Intangible Assets, all determined as of such date. For purposes of this definition, "Intangible Assets" means the amount (to the extent reflected in determining such consolidated stockholders' equity) of all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, organizational or developmental expenses and other intangible items, all determined in accordance with Agreement Accounting Principles.

        "Contingent Obligation" of a Person means any agreement, undertaking or arrangement by which such Person assumes, guarantees, endorses, contingently agrees to purchase or provide funds for the payment of, or otherwise becomes or is contingently liable upon, the obligation or liability of any other Person, or agrees to maintain the net worth or working capital or other financial condition of any other Person, or otherwise assures any creditor of such other Person against loss, including, without limitation, any comfort letter, operating agreement, take-or-pay contract or application for a Letter of Credit.

        "Controlled Group" means all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with the Borrower or any of its Subsidiaries, are treated as a single employer under Section 414 of the Code.

        "Conversion/Continuation Notice" is defined in Section 2.2.4.

        "Corporate Base Rate" means a rate per annum equal to the corporate base rate of interest announced by First Chicago from time to time, changing when and as said corporate base rate changes.

        "Credit Extension" means the making of any Advance or the issuance of any Facility Letter of Credit or Swing Line Loan pursuant to this Agreement.

        "Credit Extension Date" means the date on which any Credit Extension is made hereunder.

        "Cumulative Consolidated Net Income" means, for any period, the cumulative net income of the Borrower and its Subsidiaries determined on a consolidated basis in accordance with Agreement Accounting Principles.

        "Default" means an event described in Article VII.

        "EBITDA" means for any period Consolidated Net Income plus (a) current and deferred income taxes, plus (b) the amount of all amortization of intangibles and depreciation that was deducted in arriving at Consolidated Net Income, plus (c) interest expense (including interest expense associated with Capitalized Lease Obligations), plus (d) unusual non-cash charges, minus (e) equity in net income of Affiliates, and minus (f) interest income.

        "Environmental Laws" means all applicable federal, state or local statutes, laws, ordinances, codes, rules, regulations and guidelines (including, without limitation, consent decrees and administrative orders) relating to public health and safety and protection of the environment.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any rule or regulation issued thereunder.

        "Eurodollar Advance" means an Advance which bears interest at the Eurodollar Rate.

        "Eurodollar Base Rate" means, with respect to a Eurodollar Advance for the relevant Interest Period, the rate at which deposits in U.S. dollars are offered by First Chicago to first-class banks in the London interbank market at approximately 11 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period, in the approximate amount of First Chicago's relevant Eurodollar Loan and having a maturity approximately equal to such Interest Period.

        "Eurodollar Loan" means a Loan which bears interest at the Eurodollar Rate.

        "Eurodollar Rate" means, with respect to a Eurodollar Advance for the relevant Interest Period, the sum of (a) the quotient of (i) the Eurodollar Base Rate applicable to such Interest Period, divided by (ii) one minus the Reserve Requirement (expressed as a decimal) applicable to such Interest Period, plus
(b) the Applicable Margin. The Eurodollar Rate shall be rounded to the next higher multiple of 1/16 of 1% if the rate is not such a multiple.

        "Excluded Taxes" is defined in Section 3.1.

        "Facility Letter of Credit" means a Letter of Credit issued by the Issuer pursuant to Section 2.11.

        "Facility Letter of Credit Limit" means the lesser of (i) $15,000,000, and (ii) the Aggregate Commitment at any time, as the same may be reduced pursuant to the terms of this Agreement.

        "Facility Letter of Credit Obligations" means, as at the time of determination thereof, all liabilities, whether actual or contingent, of the Borrower with respect to the Facility Letters of Credit, including the sum of
(a) Reimbursement Obligations and (b) the aggregate undrawn face amount of the outstanding Facility Letters of Credit.

        "Facility Termination Date" means May 3, 2002.

        "Federal Funds Effective Rate" means, for any day, an interest rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published for such day (or, if such day is not a Business Day, for the immediately preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations at approximately 10 a.m. (Chicago time) on such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent in its sole discretion.

        "First Chicago" means The First National Bank of Chicago in its individual capacity, and its successors.

        "Floating Rate" means, for any day, a rate per annum equal to the sum of
(a) the Alternate Base Rate for such day, changing when and as the Alternate Base Rate changes plus (b) the Applicable Margin.

        "Floating Rate Advance" means an Advance which bears interest at the Floating Rate.

        "Floating Rate Loan" means a Loan which bears interest at the Floating Rate.

        "Governmental Agency" means any government (foreign or domestic) or any state or other political subdivision thereof or any governmental body, agency, authority, department or commission (including, without limitation, any taxing authority or political subdivision) or any instrumentality or officer thereof (including, without limitation, any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation, partnership or other entity directly or indirectly owned or controlled by or subject to the control of any of the foregoing.

        "Guarantor" means Heatec, Inc., a Tennessee corporation, Roadtec, Inc., a Tennessee corporation, Trencor, Inc., a Texas corporation (formerly known as Trencor Jetco, Inc.), Telsmith, Inc., a Delaware corporation, Astec Transportation, Inc., a Tennessee corporation, Production Engineered Products, Inc., a Nevada corporation, Astec, Inc., a Tennessee corporation, CEI Enterprises, Inc., a Tennessee corporation, Astec Financial Services, Inc., a Tennessee corporation, Astec Investments, Inc., a Tennessee corporation, and their respective successors and assigns.

        "Guaranty" means that certain Guaranty, in substantially the form of Exhibit F hereto, duly executed by each of the Guarantors in favor of the Lenders, as it may be amended or modified and in effect from time to --------- time.

        "Hazardous Materials" means (a) any chemical, material or substance defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous waste," "restricted hazardous waste," "toxic pollutants," "contaminants," "pollutants," "toxic substances" or words of similar import under any applicable local, state or federal law or under the regulations adopted or publications promulgated pursuant thereto, including Environmental Laws, (b) any oil, petroleum or petroleum derived substances, any drilling fluids, produced waters or other wastes associated with the exploration, development or production of crude oil, any flammable substances or explosives, any radioactive materials, any hazardous wastes or substances, any toxic wastes or substances or any other materials or pollutants which (i) pose a hazard to any Property of the Borrower or any of its Subsidiaries or to Persons on or about such Properties, or (ii) cause such properties to be in violation of any Environmental Laws, (c) asbestos in any form which is or could become friable, radon gas, urea, formaldehyde, foam insulation, or polychlorinated biphenyls, and (d) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority.

        "Indebtedness" of a Person means, without duplication, such Person's (a) obligations for borrowed money, (b) obligations representing the deferred purchase price of Property or services (other than accounts payable arising in the ordinary course of such Person's business payable on terms customary in the trade), (c) obligations, whether or not assumed, secured by Liens or payable out of the proceeds or production from Property now or hereafter owned or acquired by such Person, (d) obligations which are evidenced by notes, acceptances, or other instruments, (e) Capitalized Lease Obligations, (f) Contingent Obligations, (g) obligations for which such Person is obligated pursuant to or in connection with a Letter of Credit or Reimbursement Agreement, (h) obligations of such Person under conditional sale or other title retention agreement relating to Property purchased by such Person, and (i) Rate Hedging Obligations.

        "Interest Period" means a period of one, two, three or six months commencing on a Business Day selected by the Borrower pursuant to this Agreement. Such Interest Period shall end on (but exclude) the day which corresponds numerically to such date one, two, three or six months thereafter, provided, however, that if there is no such numerically corresponding day in such next, second, third or sixth succeeding month, such Interest Period shall end on the last Business Day of such next, second, third or sixth succeeding month. If an Interest Period would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next succeeding Business Day, provided, however, that if said next succeeding Business Day falls in a new calendar month, such Interest Period shall end on the immediately preceding Business Day. Notwithstanding anything to the contrary contained herein, during the Syndication Period the Borrower shall only be entitled to select a Floating Rate Advance or a Eurodollar Advance with an Interest Period of one month.

        "Investment" of a Person means any loan, advance, extension of credit (other than accounts receivable arising in the ordinary course of business on terms customary in the trade), deposit account or contribution of capital by such Person to any other Person or any investment in, or purchase or other acquisition of, the stock, partnership interests, notes, debentures or other securities of any other Person made by such Person.

        "Issuer" means First Chicago, in its capacity as issuer of Facility Letters of Credit under Section 2.11.

        "LC Issuance Request" is defined in Section 2.11.3.

        "Lenders" means the lending institutions listed on the signature pages of this Agreement and their respective successors and assigns.

        "Lending Installation" means, with respect to a Lender or the Agent, any office, branch, Subsidiary or Affiliate of such Lender or the Agent.

        "Letter of Credit" of a Person means a letter of credit or similar instrument which is issued upon the application of such Person or upon which such Person is an account party or for which such Person is in any way liable.

        "Letter of Credit Collateral Account" is defined in Section 2.11.7.

        "Leverage Ratio" means, as at any date of determination thereof, the ratio of (a) Consolidated Funded Debt of the Borrower and its Subsidiaries to
(b) EBITDA of the Borrower and its Subsidiaries for the four (4) most recently ended fiscal quarters, all calculated on a consolidated basis in accordance with Agreement Accounting Principles.

        "Lien" means any lien (statutory or other), mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or lessor under any conditional sale, Capitalized Lease Obligation or other title retention agreement).

        "Loan" means, with respect to a Lender, such Lender's portion of any Advance.

        "Loan Documents" means this Agreement, the Notes, the Guaranty, the Reimbursement Agreements, the documents relating to the Subsidiary Letters of Credit (including the Trencor LC Agreement) and the other documents and agreements contemplated hereby and executed by the Borrower and Guarantors in favor of the Agent or any Lender or otherwise in connection with any Loan, Facility Letter of Credit or Swing Line Loan, as the same may be amended, restated, supplemented or otherwise modified from time to time.

        "Margin Stock" is defined in Section 5.11.

        "Material Adverse Effect" means a material adverse effect on (a) the business, Property, condition (financial or otherwise), results of operations, or prospects of the Borrower and its Subsidiaries taken as a whole, (b) the ability of the Borrower or any of the Subsidiaries to perform its obligations under the Loan Documents, or (c) the validity or enforceability of any of the Loan Documents or the rights or remedies of the Agent or the Lenders thereunder.

        "Multiemployer Plan" means a Plan maintained pursuant to a collective bargaining agreement or any other arrangement to which the Borrower or any member of the Controlled Group is a party to which more than one employer is obligated to make contributions.

        "Net Available Proceeds" means, with respect to an Asset Disposition, the sum of cash or readily marketable cash equivalents received (including by way of a cash generating sale or discounting of a note or receivable, but excluding any other consideration received in the form of assumption by the acquiring Person of debt or other obligations relating to the properties or assets so disposed of or received in any other non-cash form) therefrom, whether at the time of such disposition or subsequent thereto, net of all legal, title and recording tax expenses, commissions and other fees and all costs and expenses incurred and all federal, state, local and other taxes required to be accrued as a liability as a consequence of such transactions and of all payments made by the Borrower or any of its Subsidiaries on any Indebtedness which is secured by such assets pursuant to a permitted Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from such Asset Disposition.

        "New Credit Facilities" is defined in the Preamble.

        "Notes" means the Revolving Notes and the Swing Line Notes.

        "Notice of Assignment" is defined in Section 12.3.2.

        "Notice of Swing Line Loan" is defined in Section 2.3.1(d).

        "Obligations" means all unpaid principal of and accrued and unpaid interest on the Notes (including all interest accruing after the commencement of any proceeding against or with respect to the Borrower under the United States Bankruptcy Code, Title 11 of the United States Code, or any other federal or state bankruptcy, insolvency, receivership or similar law, at the rates specified in this Agreement), all accrued and unpaid fees, all Facility Letter of Credit Obligations and all expenses, reimbursements, indemnities and other obligations of the Borrower and the Subsidiaries to the Lenders or to any Lender, the Agent or any indemnified party hereunder arising under the Loan Documents.

        "Original Agreement" is defined in the Preamble.

        "Original Credit Facilities" is defined in the Preamble.

        "Participants" is defined in Section 12.2.1.

        "Payment Date" means the first day of each March, June, September and December.

        "PBGC" means the Pension Benefit Guaranty Corporation, or any successor thereto.

        "Percentage" means, for each Lender the percentage set forth opposite its name on Schedule 1 attached hereto, as such percentage (and such schedule) may be modified from time to time pursuant to the terms hereof, including but not limited to the provisions of Section 12.3.2.

        "Permitted Receivables Sales" means sales of accounts or notes receivable by Astec Financial Services, Inc., a Wholly-Owned Subsidiary of the Borrower, provided that such sales are in compliance with Section 6.13 and the Contingent Obligations with respect to such accounts or notes receivable so sold shall not exceed $15,000,000 at any one time.

        "Person" means any natural person, corporation, firm, joint venture, partnership, limited liability company, association, enterprise, trust or other entity or organization, or any government or political subdivision or any agency, department or instrumentality thereof.

        "Plan" means an employee pension benefit plan which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code as to which the Borrower or any member of the Controlled Group may have any liability.

        "Property" of a Person means any and all property, whether real, personal, tangible, intangible, or mixed, of such Person, or other assets owned, leased or operated by such Person.

        "Purchasers" is defined in Section 12.3.1.

        "Rate Hedging Obligations" of a Person means any and all obligations of such Person, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (a) any and all agreements, devices or arrangements designed to protect at least one of the parties thereto from the fluctuations of interest rates, exchange rates or forward rates applicable to such party's assets, liabilities or exchange transactions, including, but not limited to, dollar-denominated or cross-currency interest rate exchange agreements, forward currency exchange agreements, interest rate cap or collar protection agreements, forward rate currency or interest rate options, puts and warrants, and (b) any and all cancellations, buy backs, reversals, terminations or assignments of any of the foregoing.

        "Regulation D" means Regulation D of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor thereto or other regulation or official interpretation of said Board of Governors relating to reserve requirements applicable to member banks of the Federal Reserve System.

        "Regulation U" means Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks for the purpose of purchasing or carrying margin stocks applicable to member banks of the Federal Reserve System.

        "Reimbursement Agreement" means a reimbursement agreement, substantially in such form as the Issuer may employ in the ordinary course of business, with such modifications thereto as may be agreed upon by the Issuer and the Borrower; provided, however, that in the event of any conflict between the terms of any Reimbursement Agreement and this Agreement, the terms of this Agreement shall control.

        "Reimbursement Obligations" means, at any time, the aggregate of the obligations of the Borrower to the Lenders and the Issuer in respect of all unreimbursed payments or disbursements made by the Issuer and the Lenders under or in respect of the Facility Letters of Credit (including, without limitation, the Borrower's obligation to reimburse the Issuer for draws on Facility Letters of Credit pursuant to Section 2.11.4(b)).

        "Release" means a "release", as such term is defined in CERCLA.

        "Rentals" of a Person means the aggregate fixed amounts payable by such person under any lease of Property having an original term (including any required renewals or any renewals at the option of the lessor or lessee) of one year or more.

        "Reportable Event" means a reportable event as defined in Section 4043 of ERISA and the regulations issued under such section with respect to a Plan, excluding, however, such events as to which the PBGC by regulation waived the requirement of Section 4043(a) of ERISA that it be notified within 30 days of the occurrence of such event, provided, however, that a failure to meet the minimum funding standard of Section 412 of the Code and of Section 302 of ERISA shall be a Reportable Event regardless of the issuance of any such waiver of the notice requirement in accordance with either Section 4043(a) of ERISA or Section 412(d) of the Code.

        "Required Lenders" means Lenders in the aggregate having at least 67% of the Aggregate Commitment or, if the Aggregate Commitment has been terminated, Lenders in the aggregate holding at least 67% of the Revolving Loan Obligations.

        "Reserve Requirement" means the maximum aggregate reserve requirement (including all basic, supplemental, marginal and other reserves) which is imposed under Regulation D on Eurodollar liabilities.

        "Revolving Advance" means a borrowing under Section 2.1.1 consisting of the aggregate amount of the several Revolving Loans made by the Lenders to the Borrower of the same Type and, in the case of Eurodollar Advances, for the same Interest Period.

        "Revolving Commitment" means, for each Lender, the obligation of such Lender to make Loans and participate in Facility Letters of Credit and Swing Line Loans not exceeding an amount equal to the product of (a) the then existing Aggregate Commitment and (b) the Percentage applicable to such Lender.

        "Revolving Loan" is defined in Section 2.1.1.

        "Revolving Loan Obligations" means, at any particular time, the sum of
(a) the outstanding principal amount of the Advances at any time, plus (b) the outstanding principal amount of the Swing Line Loans at such time, plus (c) the Facility Letter of Credit Obligations at such time.

        "Revolving Note" means a promissory note, in substantially the form of Exhibit B-1 hereto, duly executed by the Borrower and payable to the order of a Lender in the amount of its Revolving Commitment, including any amendment, modification, renewal or replacement of such promissory note.

        "Section" means a numbered section of this Agreement, unless another document is specifically referenced.

        "Single Employer Plan" means a Plan maintained by the Borrower or any member of the Controlled Group for employees of the Borrower or any member of the Controlled Group.

        "Stock Repurchase" means the repurchase in a single transaction by the Borrower of up to $8,000,000 of the publicly-traded common stock of the Borrower.

        "Subordinated Indebtedness" of a Person means any Indebtedness of such Person the payment of which is subordinated to payment of the Obligations to the written satisfaction of the Lenders; provided, however, that Indebtedness related to, or incurred in connection with, the Bond Transactions shall not constitute Subordinated Indebtedness.

        "Subsidiary" of a Person means (a) any corporation more than 50% of the outstanding securities having ordinary voting power of which shall at the time be owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, or
(b) any partnership, association, joint venture or similar business organization more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled. Unless otherwise expressly provided, all references herein to a "Subsidiary" shall mean a Subsidiary of the Borrower. As of the date hereof, the sole Subsidiaries of the Borrower are Heatec, Inc., a Tennessee corporation, Roadtec, Inc., a Tennessee corporation, Trencor, Inc., a Texas corporation, Telsmith, Inc., a Delaware corporation, Astec Transportation, Inc., a Tennessee corporation, Production Engineered Products, Inc., a Nevada corporation, Astec, Inc., a Tennessee corporation, CEI Enterprises, Inc., a Tennessee corporation, Astec Financial Services, Inc., a Tennessee corporation, and Astec Investments, Inc., a Tennessee corporation, each of which is a Wholly-Owned Subsidiary of the Borrower.

        "Subsidiary Letters of Credit" means (a) the Trencor Letter of Credit, and (b) that certain letter of credit issued by M&I Marshall and Ilsley Bank for the account of the Borrower in connection with the issuance of Variable Rate Demand Industrial Revenue Bonds Series 1994 in the approximate value of $6,000,000 to finance the construction and acquisition of a facility and equipment to be used in the operation of Telsmith, Inc.'s business.

        "Substantial Portion" means, with respect to the Property of the Borrower and its Subsidiaries, Property which (a) represents more than 10% of the consolidated assets of the Borrower and its Subsidiaries as would be shown in the consolidated financial statements of the Borrower and its Subsidiaries as at the beginning of the twelve-month period ending immediately prior to the month in which such determination is made, or (b) is responsible for more than ten percent (10%) of the consolidated net sales or of the consolidated net income of the Borrower and its Subsidiaries as reflected in the consolidated financial statements referred to in clause (a) above.

        "Swing Line Lender" means First Chicago in its capacity as Swing Line Lender under Section 2.3.1.

        "Swing Line Limit" means the lesser of (a) $5,000,000, and (b) the Aggregate Commitment at any time, as the same may be reduced pursuant to the terms of this Agreement.

        "Swing Line Loan" is defined in Section 2.3.1.

        "Swing Line Note" means a promissory note, in substantially the form of Exhibit B-2 hereto, duly executed by the Borrower and payable to the order of the Swing Line Lender in the amount of the Swing Line Limit, including any amendment, restatement, modification, renewal or replacement of such Swing Line Note.

        "Syndication Period" means the period of time beginning on the Closing Date and ending on the earlier of (i) the date which is six months from the Closing Date and (ii) the date on which the Borrower receives written notice from the Agent that the syndication of the Aggregate Commitment has been completed.

        "Taxes" is defined in Section 3.1.

        "Transferee" is defined in Section 12.4.

        "Trencor Letter of Credit" means that certain Irrevocable Transferrable Letter of Credit No. 00315672, or its successor, issued by First Chicago for the account of the Borrower in connection with the issuance of Industrial Development Revenue Bonds in the approximate amount of $8,000,000 to finance the construction and acquisition of a facility and equipment to be used in the operation of Trencor, Inc.'s business, all pursuant to the Trencor LC Agreement.

        "Trencor LC Agreement" means the Letter of Credit Agreement between First Chicago and Trencor Jetco, Inc. (now known as Trencor, Inc.), dated as of April 1, 1994, as amended from time to time, pursuant to which the Trencor Letter of Credit was issued.

        "Type" means, with respect to any Advance, its nature as a Floating Rate Advance or a Eurodollar Advance.

        "Unfunded Liabilities" means the amount (if any) by which the present value of all vested nonforfeitable benefits under all Single Employer Plans exceeds the fair market value of all such Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plans.

        "Unmatured Default" means an event which but for the lapse of time or the giving of notice, or both, would constitute a Default.

        "Wholly-Owned Subsidiary" of a Person means (a) any Subsidiary all of the outstanding voting securities of which shall at the time be owned or controlled, directly or indirectly, by such Person or one or more Wholly-Owned Subsidiaries of such Person, or by such Person and one or more Wholly-Owned Subsidiaries of such Person, or (b) any partnership, association, joint venture or similar business organization 100% of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled.

        The foregoing definitions shall be equally applicable to both the singular and plural forms of the defined terms.

                                   ARTICLE II

                                   THE CREDITS

        2.1.    Revolving Commitment.

                2.1.1. General. From and including the Closing Date to (but excluding) the Facility Termination Date, each Lender severally agrees, on the terms and conditions set forth in this Agreement, to (a) make Loans (each, a "Revolving Loan") to the Borrower, (b) to participate in Facility Letters of Credit for the account of the Borrower up to but not exceeding the Facility Letter of Credit Limit, and (c) to participate in Swing Line Loans for the account of the Borrower up to but not exceeding the Swing Line Limit, each from time to time in amounts not to exceed in the aggregate at any one time outstanding the amount of such Lender's Revolving Commitment. Subject to the terms of this Agreement, the Borrower may borrow, repay and reborrow, and the Borrower may request the issuance of Facility Letters of Credit, at any time prior to the Facility Termination Date. The Revolving Commitment shall expire on the Facility Termination Date.

                2.1.2 Limitations on Obligations. Notwithstanding anything to the contrary contained in this Agreement or in any other Loan Document, the Revolving Loan Obligations shall at no time exceed the Aggregate Commitment. The Borrower agrees that if at any time any such excess shall arise, it shall immediately pay to the Agent (or deposit into the Letter of Credit Collateral Account, to the extent that all Loans have been fully repaid) the amount necessary to eliminate such excess, without presentment, demand, protest or notice of any kind from the Agent or any Lender, all of which the Borrower hereby expressly waives.

        2.2.    Loans.

                2.2.1. Ratable Loans; Types of Advances. Each Advance hereunder shall consist of Loans made from the several Lenders each ratably in proportion to its respective Percentage. Any reduction in the Aggregate Commitment shall reduce ratably the Revolving Commitment of each Lender. The Advances may be Floating Rate Advances or Eurodollar Advances, or a combination thereof, selected by the Borrower in accordance with Sections 2.2.3 and 2.2.4.

                2.2.2. Minimum Amount of Each Advance. Each Eurodollar Advance shall be in the minimum amount of $100,000 (and in multiples of $100,000 if in excess thereof), and each Floating Rate Advance shall be in the minimum amount of $100,000 (and in multiples of $100,000 if in excess thereof); provided, however, that any Floating Rate Advance may be in the amount of the unused Aggregate Commitment.

                2.2.3. Method of Selecting Types and Interest Periods for New Advances. The Borrower shall select the Type of Advance and, in the case of each Eurodollar Advance, the Interest Period applicable to each Advance from time to time. The Borrower shall give the Agent irrevocable notice (a "Borrowing Notice") not later than 11:00 a.m. (Chicago time) on the same Business Day as the Borrowing Date of each Floating Rate Advance and three (3) Business Days before the Borrowing Date for each Eurodollar Advance, specifying:

                (a) the Borrowing Date, which shall be a Business Day, of such Advance,

                (b)     the aggregate amount of such Advance,

                (c)     the Type of Advance selected, and

                (d) in the case of each Eurodollar Advance, the Interest Period applicable thereto.

Not later than noon (Chicago time) on each Borrowing Date, each Lender shall make available its Loan or Loans, in funds immediately available in Chicago to the Agent at its address specified pursuant to Article XIII. The Agent will make the funds so received from the Lenders available to the Borrower at the Agent's aforesaid address.

                2.2.4. Conversion and Continuation of Outstanding Advances. Floating Rate Advances shall continue as Floating Rate Advances unless and until such Floating Rate Advances are converted into Eurodollar Advances. Each Eurodollar Advance shall continue as a Eurodollar Advance until the end of the then applicable Interest Period therefor, at which time such Eurodollar Advance shall be automatically converted into a Floating Rate Advance unless the Borrower shall have given the Agent a Conversion/Continuation Notice (as defined below) requesting that, at the end of such Interest Period, such Eurodollar Advance continue as a Eurodollar Advance for the same or another Interest Period. Subject to the terms of Section 2.2.2 and except as limited by Section 2.3.1(b), the Borrower may elect from time to time to convert all or any part of an Advance of any Type into any other Type or Types of Advances; provided, however, that any conversion of any Eurodollar Advance shall be made on, and only on, the last day of the Interest Period applicable thereto. The Borrower shall give the Agent irrevocable notice (a "Conversion/Continuation Notice") of each conversion of an Advance or continuation of a Eurodollar Advance not later than 11:00 a.m. (Chicago time) at least three (3) Business Days prior to the date of the requested conversion or continuation, specifying:

                (a) the requested date, which shall be a Business Day, of such conversion or continuation;

                (b) the aggregate amount and Type of the Advance which is to be converted or continued; and

                (c) the amount and Type(s) of Advance(s) into which such Advance is to be converted or continued and, in the case of a conversion into or continuation of a Eurodollar Advance, the duration of the Interest Period applicable thereto.

                2.2.5. Changes in Interest Rate, etc. Each Floating Rate Advance shall bear interest on the outstanding principal amount thereof, for each day from and including the date such Advance is made or is converted from a Eurodollar Advance into a Floating Rate Advance pursuant to Section 2.2.4 to but excluding the date it becomes due or is converted into a Eurodollar Advance pursuant to Section 2.2.4, at a rate per annum equal to the Floating Rate for such day. Changes in the rate of interest on any Floating Rate Advance will take effect simultaneously with each change in the Alternate Base Rate. Each Eurodollar Advance shall bear interest from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at the interest rate determined as applicable to such Eurodollar Advance. No Interest Period may end after the Facility Termination Date or, with respect to any Advance required to be repaid to satisfy the mandatory reduction requirements of Section 2.4.3, the date of such mandatory reduction.

                2.2.6. Interest Payment Dates; Interest and Fee Basis. Interest accrued on each Floating Rate Advance shall be payable in arrears (a) on each Payment Date, commencing with the first such date to occur after the date hereof, on (b) any date the Floating Rate Advance is prepaid due to acceleration and (c) at maturity. Interest accrued on that portion of the outstanding principal amount of any Floating Rate Advance converted into a Eurodollar Advance on a day other than a Payment Date shall be payable on the date of conversion. Interest accrued on each Eurodollar Advance shall be payable in arrears (x) on the last day of its applicable Interest Period, (y) on any date on which the Eurodollar Advance is prepaid, whether by acceleration or otherwise, and (z) at maturity. Interest accrued on each Eurodollar Advance having an Interest Period longer than three months shall also be payable on the last day of each three month interval during such Interest Period. Interest for Advances and fees shall be calculated for actual days elapsed on the basis of a 360 day year. Interest shall be payable for the day an Advance is made but not for the day of any payment on the amount paid if payment is received prior to noon (Chicago time) at the place of payment. If any payment of principal of or interest on an Advance shall become due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and, in the case of a principal payment, such extension of time shall be included in computing interest in connection with such payment.

                2.2.7. Notification of Advances, Interest Rates, Prepayments and Commitment Reductions. Promptly after receipt thereof, the Agent will notify each Lender of the contents of each

Aggregate Commitment reduction notice, Borrowing Notice, Conversion/Continuation Notice, and repayment notice received by it hereunder. The Agent will notify each Lender of the interest rate applicable to each Eurodollar Advance promptly upon determination of such interest rate and will give each Lender prompt notice of each change in the Alternate Base Rate.

                2.2.8. Rates Applicable After Default. Notwithstanding anything to the contrary contained in Section 2.2.3 or 2.2.4, during the continuance of a Default or Unmatured Default the Required Lenders may, at their option, by notice to the Borrower (which notice may be revoked at the option of the Required Lenders notwithstanding any provision of Section 8.2 requiring unanimous consent of the Lenders to changes in interest rates), declare that no Advance may be made as, converted into or continued as a Eurodollar Advance. During the continuance of a Default, the Required Lenders may, at their option, by notice to the Borrower (which notice may be revoked at the option of the Required Lenders notwithstanding any provision of Section 8.2 requiring unanimous consent of the Lenders to changes in interest rates), declare that (a) each Eurodollar Advance shall bear interest for the remainder of the applicable Interest Period at the rate otherwise applicable to such Interest Period plus 2% per annum and (b) each Floating Rate Advance shall bear interest at a rate per annum equal to the Floating Rate otherwise applicable to the Floating Rate Advance plus 2% per annum.

        2.3.    Swing Line Loans.

                2.3.1.  Making of Swing Line Loans.

                (a) Subject to the terms and conditions of this Agreement, the Swing Line Lender agrees, at any time and from time to time on and after the Closing Date and prior to the Facility Termination Date, to make a loan or loans on a revolving basis (each, a "Swing Line Loan") to the Borrower, which Swing Line Loans in the aggregate shall not at any time exceed the Swing Line Limit; provided that no Swing Line Loan shall be made hereunder if, after giving effect to any Swing Line Loan and the use of proceeds thereof, the aggregate outstanding balance of the Revolving Loan Obligations would exceed the Aggregate Commitment. Notwithstanding the foregoing, no Swing Line Loans shall be made hereunder if, after giving effect to any Swing Line Loan and the use of proceeds thereof, the aggregate outstanding principal amount of Swing Line Loans would exceed the Swing Line Limit, or to the extent that the Swing Line Limit of the Swing Line Lender would exceed the Revolving Commitment of such Lender at such time. The Swing Line Limit shall terminate on the Facility Termination Date without further action being required on the part of the Agent or the Swing Line Lender. No more than five (5) Swing Line Loans shall be outstanding at any time.

                (b) Swing Line Loans may, subject to the terms of this Agreement, be repaid and reborrowed. All Swing Line Loans shall be made as Floating Rate Loans and shall not be entitled to be converted into Eurodollar Loans. Swing Line Loans made on any date shall be in an aggregate minimum amount of $10,000 and integral multiples of $10,000 in excess of that amount.

                (c)     If, after giving effect to any assignment pursuant to
Section 12.3 or reduction in Revolving Commitments pursuant to the terms of this Agreement, the remaining Revolving

Commitment of the Swing Line Lender is less than the Swing Line Limit, the Swing Line Limit shall be permanently reduced by an amount equal to such difference.

                (d) Whenever the Borrower desires to make a borrowing of Swing Line Loans under this Section 2.3.1, the Borrower shall give the Agent and the Swing Line Lender (no later than 3:30 p.m. (Chicago time) on the proposed date for such Advance) notice by telephone (confirmed promptly in writing) or notice in writing of such Advance (a "Notice of Swing Line Loan"), which shall be irrevocable and shall specify (i) the aggregate principal amount of the Swing Line Loans to be made pursuant to such Advance, (ii) the date of such Advance (which shall be a Business Day), (iii) the maturity date for such Swing Line Loan (which shall be on demand and in any event no later than seven days after the making thereof or, if earlier, the Facility Termination Date), (iv) the account to which such Advance is to be funded and (v) confirming that such Swing Line Loan shall be a Floating Rate Loan.

                2.3.2.  Conversions of and Participations in Swing Line Loans.

                (a) The Swing Line Lender shall, in its sole and absolute discretion, be entitled to require an Advance of Revolving Loans hereunder, the proceeds of which shall be applied to the pro rata prepayment of all Swing Line Loans then outstanding by giving notice (by telephone promptly confirmed in writing or in writing) to the Agent, the Borrower and the Lenders to such effect, which notice shall set forth the aggregate outstanding principal amount of such Swing Line Loans. Upon the giving of such notice, the Borrower shall be deemed to have timely given a Borrowing Notice to the Agent requesting Revolving Loans which are Floating Rate Loans on the Business Day following such notice, the Lenders shall, on such date, make Revolving Loans which are Floating Rate Loans in the amount of such Swing Line Loans, the proceeds of which shall be applied by the Agent to the prepayment of such Swing Line Loans; provided, however, that for the purposes solely of such Advance the conditions precedent set forth in Section 4.2 shall not be applicable. Unless the Borrower shall have notified the Agent and the Swing Line Lender prior to 11:00 a.m. (Chicago time) on the date which is six days following the date on which any Swing Line Loan has been made by the Swing Line Lender that the Borrower intends to reimburse the Swing Line Lender with funds other than the proceeds of Revolving Loans, the Agent shall give such notice on behalf of the Swing Line Lender.

                (b) Upon the giving of notice to the Agent and each Lender by the Swing Line Lender in its sole and absolute discretion, any deemed Borrowing Notice given under this Section 2.3.2 pursuant to which no Advance has been made shall be deemed cancelled and each Lender shall be deemed to, and hereby agrees to, have irrevocably purchased from the Swing Line Lender a participation in Swing Line Loans made by the Swing Line Lender in an aggregate outstanding principal amount equal to such Lender's Percentage of such Swing Line Loans, and shall make available to the Swing Line Lender an amount equal to its respective participation in the Swing Line Lender's Swing Line Loans in immediately available funds, at the office of the Swing Line Lender specified by notice to the Agent and each Lender in such notice, not later than 1:00 p.m. (Chicago time) on the second Business Day after the giving of such notice. In the event that any Lender fails to make available to the Swing Line Lender the amount of such Lender's participation as provided in this Section 2.3.2(b), the Swing Line Lender shall be entitled to recover such amount on demand from such Lender together with interest at the Federal Funds Effective Rate for three (3) Business Days and thereafter at the Floating Rate, and the Swing Line Lender shall, until such time as all such amounts have been paid, be deemed to have outstanding a Swing Line Loan in the amount of such unpaid participation for all purposes of this Agreement other than those provisions requiring Lenders to purchase an interest therein. The Swing Line Lender shall distribute to each other Lender which has paid all amounts payable by it under this Section 2.3.2(b) with respect to Swing Line Loans made by the Swing Line Lender such other Lender's Percentage of all payments received by the Swing Line Lender in respect of such Swing Line Loans when such payments are received.

                        (c) The obligations of the Lenders under Section 2.3.2(b) above shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms of this Agreement under all circumstances including, without limitation, the fact that a Default or Unmatured Default shall have occurred and be continuing or any other circumstance or happening whatsoever.

                2.4.    Fees; Reductions in Aggregate Commitment.

                        2.4.1.  Fees.

                        (a) Commitment Fees. The Borrower agrees to pay to the Agent for the account of each Lender in accordance with their Percentage a commitment fee (the "Commitment Fee") for each day accruing at a rate per annum equal to the Applicable Margin (determined for the Commitment Fee in accordance with the definition of Applicable Margin) on the daily unused portion of such Lender's Revolving Commitment from the date hereof to and including the Facility Termination Date, payable in arrears on each Payment Date hereafter and on the Facility Termination Date. For the purpose of calculating the Commitment Fee, Swing Line Loans shall not be considered usage. All accrued Commitment Fees shall be payable on the effective date of any termination of the obligations of the Lenders to make Credit Extensions hereunder.

                        (b) Agent's Fees. The Borrower agrees to pay to the Agent, for its own account, the fees agreed to by the Borrower in that certain letter agreement dated March 25, 1997, or as otherwise agreed from time to time.

                        2.4.2. Voluntary Reductions; Prepayments. The Borrower may permanently reduce the Aggregate Commitment in whole, or in part ratably among the Lenders in integral multiples of $100,000, upon at least one (1) Business Day's written notice to the Agent, which notice shall specify the amount of any such reduction; provided, however, that the amount of the Aggregate Commitment may not be reduced below the Revolving Loan Obligations at such time. The Borrower may from time to time pay, without penalty or premium, all of its outstanding Floating Rate Advances, or, in a minimum aggregate amount of $100,000, any portion of its outstanding Floating Rate Advances upon notice to the Agent prior to 10:00 a.m. (Chicago time) on the proposed date for such prepayment. A Eurodollar Advance may not be paid prior to the last day of the applicable Interest Period, unless, at the time of such payment, the Borrower pays to the Agent pursuant to Section 3.5 below all losses and costs incurred by the Lenders as the result of such payment. Any outstanding Advances and all other unpaid Obligations shall be paid in full by the Borrower on the Facility Termination Date.

                        2.4.3.  Mandatory Reductions in Aggregate Commitment.

                (a) Cleandown Reductions. The Revolving Loan Obligations (excluding the Facility Letter of Credit Obligations) shall be reduced for thirty (30) consecutive days during each of the following twelve (12) month periods prior to the Facility Termination Date to an amount not to exceed the following amounts:

       ====================  =========================================
         CLEANDOWN AMOUNT                       PERIOD
       --------------------  -----------------------------------------
           $ 18,000,000              June 1, 1997 May 31, 1998
       --------------------  -----------------------------------------
           $ 18,000,000              June 1, 1998 May 31, 1999
       --------------------  -----------------------------------------
           $ 15,500,000              June 1, 1999 May 31, 2000
       --------------------  -----------------------------------------
           $ 12,500,000              June 1, 2000 May 31, 2001
       --------------------  -----------------------------------------
           $  7,500,000       June 1, 2001 Facility Termination Date
       ====================  =========================================

                (b) Mandatory Reductions. On each date specified below, the Aggregate Commitment shall be permanently and automatically reduced by the amount specified for such date below:

             ====================  ================================
               REDUCTION AMOUNT                  DATE
             --------------------  --------------------------------
                   $ 2,500,000               July 15, 1999
             --------------------  --------------------------------
                   $ 2,500,000               July 15, 2000
             --------------------  --------------------------------
                   $ 2,500,000               July 15, 2001
             ====================  ================================

                (c) Sale of Assets. On each date after the Closing Date on which the Borrower or any of its Subsidiaries receives any Net Available Proceeds upon any Asset Disposition, the Borrower shall permanently reduce the Aggregate Commitment in an amount equal to one hundred percent (100%) of the Net Available Proceeds of such Asset Disposition, within three (3) days of the consummation of such Asset Disposition.

                (d) Issuance of Debt. On each date after the Closing Date on which the Borrower or any of its Subsidiaries incurs, or issues any instruments relating to, any Indebtedness (other than Indebtedness borrowed by the Borrowers under this Agreement or permitted to be borrowed by the Borrower or any Subsidiary pursuant to Section 6.11 of this Agreement), the Aggregate Commitment shall be permanently reduced in an amount equal to one hundred percent (100%) of the cash proceeds realized therefrom, in each case net of underwriting discounts, commissions and other reasonable costs and expenses directly attributable to such incurrence or issuance, within three (3) days of any such incurrence or issuance.

                (e) Issuance of Equity. On each date after the Closing Date on which the Borrower or any of its Subsidiaries issues and sells any common stock, preferred stock, warrant or other equity securities of the Borrower or any of its Subsidiaries, the Aggregate Commitment shall be permanently reduced in an amount equal to fifty percent (50%) of the cash proceeds realized therefrom, in each case net of any brokerage commissions and any other reasonable costs or expenses directly attributable to such issuance, within three (3) days of any such issuance and sale.

                (f) Permitted Transactions. Nothing in this Section 2.4 shall be construed to constitute the Required Lenders' consent to any transaction referred to in Section 2.4 above which is not expressly permitted by the terms of this Agreement.

        2.5. Method of Payment. All payments of the Obligations hereunder shall be made, without setoff, deduction, or counterclaim, in immediately available funds to the Agent at the Agent's address specified pursuant to
Article XIII, or at any other Lending Installation of the Agent specified in writing by the Agent to the Borrower, by noon (Chicago time) on the date when due and shall be applied ratably by the Agent among the Lenders. Each payment delivered to the Agent for the account of any Lender shall be delivered promptly by the Agent to such Lender in the same type of funds that the Agent received at its address specified pursuant to Article XIII or at any Lending Installation specified in a notice received by the Agent from such Lender. The Agent is hereby authorized to charge the account of the Borrower maintained with First Chicago for each payment of principal, interest and fees as it becomes due hereunder.

        2.6. Notes; Telephonic Notices. Each Lender is hereby authorized to record the principal amount of each of its Loans and each repayment on the schedule attached to its Notes; provided, however, that the failure to so record (or any error in such recording) shall not affect the Borrower's obligations under each such Note. The Borrower hereby authorizes the Lenders and the Agent to extend, convert or continue Advances, effect selections of Types of Advances and to transfer funds based on telephonic notices made by any person or persons the Agent or any Lender in good faith believes to be acting on behalf of the Borrower. The Borrower agrees to deliver promptly to the Agent a written confirmation, if such confirmation is requested by the Agent or any Lender, of each telephonic notice signed by one of its Authorized Officers. If the written confirmation differs in any material respect from the action taken by the Agent and the Lenders, the records of the Agent and the Lenders shall govern absent manifest error.

        2.7. Lending Installations. Each Lender may book its Loans and participations in Facility Letters of Credit and Swing Line Loans at any Lending Installation selected by such Lender and may change its Lending Installation from time to time. All terms of this Agreement shall apply to any such Lending Installation and the Notes shall be deemed held by each Lender for the benefit of such Lending Installation. Each Lender may, by written or telex notice to the Agent and the Borrower, designate a Lending Installation through which Loans will be made and participations in Facility Letters of Credit and Swing Line Loans purchased by it and for whose account Loan payments are to be made.

        2.8. Non Receipt of Funds by the Agent. Unless the Borrower or a Lender, as the case may be, notifies the Agent prior to the date on which it is scheduled to make payment to the Agent of (a) in the case of a Lender, the proceeds of a Loan or a payment under Section 2.11.5(b) or (b) in the case of the Borrower, a payment of principal, interest, fees or Reimbursement Obligations to the Agent for the account of the Lenders, that it does not intend to make such payment, the Agent may assume that such payment has been made. The Agent may, but shall not be obligated to, make the amount of such payment available to the intended recipient in reliance upon such assumption. If such Lender or the Borrower, as the case may be, has not in fact made such payment to the Agent, the recipient of such payment shall, on demand by the Agent, repay to the Agent the amount so made available together with interest thereon in respect of each day during the period commencing on the date such amount was so made available by the Agent until the date the Agent recovers such amount at a rate per annum equal to (x) in the case of payment by a Lender, the Federal Funds Effective Rate for such day or (y) in the case of payment by the Borrower, the interest rate applicable to the relevant Loan or Reimbursement Obligation or if no such interest rate is specified, at the Floating Rate.

        2.9. Withholding Tax Exemption. At least five (5) Business Days prior to the first date on which interest or fees are payable hereunder for the account of any Lender, each Lender that is not incorporated under the laws of the United States of America, or a state thereof, agrees that it will deliver to each of the Borrower and the Agent two duly completed copies of United States Internal Revenue Service Form 1001 or 4224, certifying in either case that such Lender is entitled to receive payments under this Agreement and the Notes without deduction or withholding of any United States federal income taxes. Each Lender which so delivers a Form 1001 or 4224 further undertakes to deliver to each of the Borrower and the Agent two additional copies of such form (or a successor form) on or before the date that such form expires (currently, three successive calendar years for Form 1001 and one calendar year for Form 4224) or becomes obsolete or after the occurrence of any event requiring a change in the most recent forms so delivered by it, and such amendments thereto or extensions or renewals thereof as may be reasonably requested by the Borrower or the Agent, in each case certifying that such Lender is entitled to receive payments under this Agreement and the Notes without deduction or withholding of any United States federal income taxes, unless an event (including without limitation any change in treaty, law or regulation) has occurred prior to the date on which any such delivery would otherwise be required which renders all such forms inapplicable or which would prevent such Lender from duly completing and delivering any such form with respect to it and such Lender advises the Borrower and the Agent that it is not capable of receiving payments without any deduction or withholding of United States federal income tax.

        2.10. Application of Payments. The Borrower irrevocably waives the right to direct the application of payments and collections received by the Agent for the account of any of the Lenders from or on behalf of the Borrower, and the Borrower agrees that the Agent and the Lenders shall have the continuing exclusive right to apply and reapply any and all such payments and collections against the Obligations in such manner as the Agent and the Lenders may deem appropriate, notwithstanding any entry by the Agent or any of the Lenders upon any of its respective books and records; provided, however, that so long as the Borrower is not delinquent in the payment to the Agent or any Lender of any amounts (including principal, interest and fees) owing under the Loan, this Agreement and any of the other Loan Documents, nothing contained herein shall limit the Borrower's rights under Section 2.2.4 above. To the extent that the Borrower makes a payment or payments to the Agent for the account of any of the Lenders, which payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy act, state or federal law, common law or equitable cause, then, to the extent of such payment received, the Obligations or part thereof intended to be satisfied shall be revived and shall continue in full force and effect, as if such payments had not been received by the Agent for the account of any of the Lenders.

        2.11.   Facility Letters of Credit.

                2.11.1. Obligation to Issue. Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the Borrower herein set forth, the Issuer hereby agrees to issue upon the request of and for the account of the Borrower, through such of the Issuer's Lending Installations or Affiliates as the Issuer and the Borrower may jointly agree, one or more Facility Letters of Credit in accordance with this Section 2.11, from time to time during the period, commencing on the Closing Date and ending on the Business Day prior to the Facility Termination Date.

                2.11.2. Conditions for Issuance. In addition to being subject to the satisfaction of the conditions contained in Section 4.2, the obligation of the Issuer to issue any Facility Letter of Credit is subject to the satisfaction in full of the following conditions:

                (a) the aggregate maximum amount then available for drawing under Facility Letters of Credit issued by the Issuer, after giving effect to the Facility Letter of Credit requested hereunder, shall not exceed (i) any limit imposed by law or regulation upon the Issuer or (ii) the Facility Letter of Credit Limit;

                (b) after giving effect to the requested issuance of any Facility Letter of Credit, the Revolving Loan Obligations shall not exceed the Aggregate Commitment;

                (c) the requested Facility Letter of Credit has an expiration date not later than the Business Day prior to the Facility Termination Date;

                (d) if required by the Issuer, the Borrower shall have delivered to the Issuer, at such times and in such manner as the Issuer may reasonably prescribe, a Reimbursement Agreement and such other documents and materials as may be required by the Issuer pursuant to the terms of the proposed Facility Letter of Credit and the proposed Facility Letter of Credit shall be satisfactory to the Issuer as to form and content and shall be consistent with the Issuer's ordinary practice with respect to terms of its letters of credit; and

                (e) as of the date of issuance, no order, judgment or decree of any court, arbitrator or governmental authority shall purport by its terms to enjoin or restrain the Issuer from issuing the Facility Letter of Credit and no law, rule or regulation applicable to the Issuer and no request or directive (whether or not having the force of law) from any governmental authority with jurisdiction over the Issuer shall prohibit or request that the Issuer refrain from the issuance of Letters of Credit generally or the issuance of that Facility Letter of Credit.

                2.11.3. Procedure for Issuance of Facility Letters of Credit.

                (a) The Borrower shall give the Issuer three (3) Business Days' prior written notice of any requested issuance of a Facility Letter of Credit under this Agreement. Such notice (the "LC Issuance Request") shall be on such standard form as may be prescribed by the Issuer, shall be irrevocable and shall specify (i) the stated amount of the Facility Letter of Credit requested,
(ii) the effective date (which day shall be a Business Day) of issuance of such requested Facility Letter of

Credit, (iii) the date on which such requested Facility Letter of Credit is to expire (which date shall be a Business Day and shall in no event be later than the Facility Termination Date), (iv) the purpose for which such Facility Letter of Credit is to be issued, (v) the Person for whose benefit the requested Facility Letter of Credit is to be issued, (vi) the amount of Facility Letter of Credit Obligations and Obligations then outstanding, (vii) the then unused portion of the Aggregate Commitment and (viii) the terms on which the Facility Letter of Credit is to be issued. At the time such LC Issuance Request is delivered, the Borrower shall also provide the Issuer with a copy of the form of the Facility Letter of Credit it is requesting be issued. The Issuer shall promptly forward to the Agent and the Lenders a copy of the LC Issuance Request.

                (b)     Subject to the terms and conditions of this Section
2.11.3 and provided that the applicable conditions set forth in Sections 4.2 and
2.11.2 hereof have been satisfied, the Issuer shall, on the requested date, issue a Facility Letter of Credit on behalf of the Borrower in accordance with the Issuer's usual and customary business practices.

                (c) The Issuer shall not extend or amend any Facility Letter of Credit unless the requirements of this Section 2.11.3 are met as though a new Facility Letter of Credit was being requested and issued.

                2.11.4. Reimbursement Obligations.

                (a) Notwithstanding any provisions to the contrary in any Reimbursement Agreement:

                (i) the Borrower shall reimburse the Issuer for drawings under a Facility Letter of Credit issued by it no later than the earlier of (1) the time specified in such Reimbursement Agreement and (2) three
        (3) Business Days after the payment by the Issuer of such drawing; and

                (ii) any Reimbursement Obligation with respect to any Facility Letter of Credit shall bear interest from the date of the relevant drawing under the pertinent Facility Letter of Credit at the higher of the interest rate (1) specified in the applicable Reimbursement Agreement with respect to such amount, and (2) for past due Floating Rate Loans calculated in accordance with Section 2.2.8 above.

                (b) The Borrower agrees to pay to the Agent the amount of all Reimbursement Obligations, interest and other amounts payable to the Agent under or in connection with such Facility Letter of Credit immediately when due, irrespective of any claim, set off, defense or other right which the Borrower or any Subsidiary or Affiliate of the Borrower may have at any time against the Issuer or any other Person, under all circumstances, including, without limitation, any of the following circumstances:

                (i) any lack of validity or enforceability of this Agreement or any of the other Loan Documents;

                (ii) the existence of any claim, setoff, defense or other right which the Borrower or any Subsidiary or Affiliate of the Borrower may have at any time against a beneficiary named in a Facility Letter of Credit or any transferee of any Facility Letter of Credit (or any Person for whom any such transferee may be acting), the Issuer, any Lender, or any other Person, whether in connection with this Agreement, any Facility Letter of Credit, the transactions contemplated herein or any unrelated transactions (including any underlying transactions between the Borrower, or any Subsidiary or Affiliate of the Borrower and the beneficiary named in any Facility Letter of Credit);

                (iii) any draft, certificate or any other document presented under the Facility Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect (except to the extent any such invalidity or insufficiency is found in a final judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Agent);

                (iv) the surrender or impairment of any security for the performance or observance of any of the terms of any of the Loan Documents; and

                (v)     the occurrence of any Default or Unmatured Default.

                2.11.5. Participation.

                (a) Immediately upon issuance by the Issuer of any Facility Letter of Credit in accordance with the procedures set forth in Section 2.11.3, each Lender shall be deemed to have irrevocably and unconditionally purchased and received from the Issuer, without recourse or warranty, an undivided interest and participation equal to its Percentage of such Facility Letter of Credit (including, without limitation, all obligations of the Borrower with respect thereto) and any security therefor or guaranty pertaining thereto.

                (b) In the event that the Issuer makes any payment under any Facility Letter of Credit and the Borrower shall not have repaid such amount to the Issuer pursuant to Section 2.11.4, the Issuer shall promptly notify each Lender of such failure, and each Lender shall promptly and unconditionally pay to the Agent for the account of the Issuer the amount of such Lender's Percentage of the unreimbursed amount of any such payment. If any Lender fails to make available to the Issuer, any amounts due to the Issuer pursuant to this
Section 2.11.5(b), the Issuer shall be entitled to recover such amount, together with interest thereon at the Federal Funds Effective Rate, for the first three
(3) Business Days after such Lender receives such notice and thereafter, at the Floating Rate, payable (i) on demand, (ii) by setoff against any payments made to the Issuer for the account of such Lender or (iii) by payment to the Issuer by the Agent of amounts otherwise payable to such Lender under this Agreement. The failure of any Lender to make available to the Agent its Percentage of the unreimbursed amount of any such payment shall not relieve any other Lender of its obligation hereunder to make available to the Agent its Percentage of the unreimbursed amount of any payment on the date such payment is to be made, but no Lender shall be responsible for the failure of any other Lender to make available to the Agent its Percentage of the unreimbursed amount of any payment on the date such payment is to be made.

                (c) Whenever the Issuer or the Agent receives a payment on account of a Reimbursement Obligation, including any interest thereon, it shall promptly pay to each Lender which has funded its participating interest therein, in immediately available funds, an amount equal to such Lender's Percentage thereof.

                (d) The obligations of a Lender to make payments to the Agent with respect to a Facility Letter of Credit shall be absolute, unconditional and irrevocable, not subject to any counterclaim, set off, qualification or exception whatsoever and shall be made in accordance with the terms and conditions of this Agreement under all circumstances.

                (e) In the event any payment by the Borrower or any Subsidiary or Affiliate of the Borrower received by the Issuer or the Agent with respect to a Facility Letter of Credit and distributed by the Issuer or the Agent to the Lenders on account of their participations is thereafter set aside, avoided or recovered from the Issuer or the Agent in connection with any receivership, liquidation, reorganization or bankruptcy proceeding, each Lender which received such distribution shall, upon demand by the Issuer or the Agent, contribute such Lender's Percentage of the amount set aside, avoided or recovered together with interest at the rate required to be paid by the Issuer or the Agent upon the amount required to be repaid by it.

                2.11.6. Compensation for Facility Letters of Credit. The Borrower shall pay letter of credit fees with respect to each Facility Letter of Credit equal to (a) a rate per annum equal to .25% of the face amount of such Facility Letter of Credit, payable to the Issuer in arrears on each Payment Date (the "Issuer Fronting Fee"), and (b) (i) a rate per annum equal to the difference between (A) the then effective Applicable Margin for Eurodollar Loans minus (B) the Issuer Fronting Fee, times (ii) the outstanding undrawn face amount of such Facility Letter of Credit, payable to the Agent for the account of the Lenders, in each case payable in arrears on each Payment Date. In addition to the foregoing, the Borrower shall pay to the Issuer any other processing, issuance, amendment and other similar fees customarily charged by it in respect of Facility Letters of Credit issued by it, including, without limitation, customary fees charged by it in connection with commercial Facility Letters of Credit, together with the Issuer's out-of-pocket costs of issuing and servicing Facility Letters of Credit. Notwithstanding anything to the contrary contained in Section 2.4(b) of the Trencor LC Agreement, the Letter of Credit Fees described therein shall be calculated as described in this Section 2.11.6; provided, however, that to the extent the Borrower or any of its Subsidiaries has paid the Letter of Credit Fee under Section 2.4(b) of the Trencor LC Agreement applicable to the period from the Closing Date to the end of the second fiscal quarter of 1997, the amount of such payment received from the Borrower or such Subsidiary shall be applied against the fees payable under this
Section 2.11.6(a) and (b) with respect to such period. All other fees described in Section 2.4 of the Trencor LC Agreement shall remain unchanged.

                2.11.7. Letter of Credit Collateral Account. The Borrower agrees that it will, until the final expiration date of any Facility Letter of Credit and thereafter as long as any amount is payable to the Lenders in respect of any Facility Letter of Credit, maintain a special collateral account (the "Letter of Credit Collateral Account") at the Agent's office at the address specified pursuant to Article XIII, in the name of the Borrower but under the sole dominion and control of the Agent, for the benefit of the

Lenders and in which the Borrower shall have no interest other than as set forth in Section 8.1. The Agent will invest any funds on deposit from time to time in the Letter of Credit Collateral Account in certificates of deposit of the Agent having a maturity not exceeding thirty (30) days. Nothing in this Section 2.11.7 shall either obligate the Agent to require the Borrower to deposit any funds in the Letter of Credit Collateral Account or limit the right of the Agent to release any funds held in the Letter of Credit Collateral Account other than as required by Section 8.1.

                2.11.8. Nature of Obligations.

                (a) In addition to amounts payable as elsewhere provided in this Section 2.11, the Borrower hereby agrees to protect, indemnify, pay and save the Issuer, the Agent and the Lenders harmless from and against any and all loss, liability, damage and expense (including attorneys' fees and expenses) which the Issuer, the Agent or the Lenders may incur or be subject to as a consequence, direct or indirect, of (i) the issuance of a Facility Letter of Credit, other than as a result of its gross negligence or willful misconduct, or
(ii) the failure of the Issuer to honor a drawing under such Facility Letter of Credit as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto governmental authority.

                (b) As among the Borrower, the Issuer, the Agent and the Lenders, the Borrower assumes all risks of the acts and omissions of, or misuse of the Facility Letters of Credit by, the respective beneficiaries of the Facility Letters of Credit. In furtherance and not in limitation of the foregoing, the Issuer, the Agent and the Lenders shall not be responsible for
(i) the forms, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of any Facility Letter of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged;
(ii) the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Facility Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason; (iii) failure of the beneficiary of a Facility Letter of Credit to comply fully with conditions required in order to draw upon such Facility Letter of Credit; (iv) errors, omissions, interruptions or delays in transmission or delivery of any messages by mail, cable, telegraph, telex or otherwise; (v) errors in interpretation of technical terms; (vi) misapplication by the beneficiary of a Facility Letter of Credit of the proceeds of any drawing under such Facility Letter of Credit; (viii) any consequences arising from causes beyond the control of the Issuer, the Agent or the Lenders, except in each case caused solely by the gross negligence or willful misconduct of the Issuer, the Agent or the Lenders.

                (c) In furtherance and extension and not in limitation of the specific provisions hereinabove set forth, any action taken or omitted by the Issuer, the Agent or any Lender under or in connection with the Facility Letters of Credit or any related certificates, if taken or omitted in good faith, shall not put the Issuer, the Agent or such Lender under any resulting liability to the Borrower or relieve the Borrower of any of its obligations hereunder to the Issuer, the Agent or any Lender.

                2.11.9. Existing Letters of Credit. On the Closing Date, the Trencor Letter of Credit and each letter of credit listed on Schedule 2.11.9 shall be deemed a Facility Letter of Credit under this Agreement and shall count against the Facility Letter of Credit Limit, and the Issuer shall be deemed for all purposes of this Agreement to have sold to each Lender, and each Lender shall be deemed, without further action by any party hereto, to have purchased from the Issuer, a participation interest equal to its Percentage of the face amount of the Trencor Letter of Credit and each letter of credit listed on
Schedule 2.11.9 and the related Facility Letter of Credit Obligations. Except as provided in Section 2.11.6 above, the terms and conditions (including the provisions relating to reimbursements for drawings) of the Trencor LC Agreement shall govern the Trencor Letter of Credit. The Borrower agrees that this Agreement shall be the "Credit Agreement" defined in the Trencor LC Agreement for all purposes from and after the Closing Date. First Chicago hereby agrees that, during the term of this Agreement and any extensions or renewals hereof, the Trencor Letter of Credit will be extended or renewed upon request of the Borrower and Trencor, Inc.; provided, however, that the Borrower and Trencor, Inc. have satisfied and complied with the terms and conditions for extension and renewal contained herein and in the Trencor LC Agreement.

                                   ARTICLE III

                             CHANGE IN CIRCUMSTANCES

        3.1. Taxes. (a) Except as otherwise required by applicable law, all sums payable by the Borrower whether in respect of principal, interest, fees or otherwise shall be paid without deduction for any present and future taxes, levies, assessments, imposts, deductions, charges or withholdings imposed by any country, Governmental Agency thereof or therein, any jurisdiction from which any or all such payments are made and any political subdivision or taxing authority thereof or therein, excluding income and franchise taxes (and deductions and withholdings therefor) imposed on the Agent or any Lender (i) by the jurisdiction under the laws of which the Agent or such Lender is organized or any Governmental Agency or taxing authority thereof or therein, or (ii) by any jurisdiction in which the Agent's or such Lender's Lending Installations are located or any Governmental Agency or taxing authority thereof or therein (such excluded taxes, deductions and withholdings, collectively, "Excluded Taxes", and all such taxes, levies, imposts, deductions, charges and withholdings (including Excluded Taxes), collectively, "Taxes"), which amounts shall be paid by the Borrower as provided in Section 3.1(b).

                (b) If (i) any Borrower or any other Person is required by law to make any deduction or withholding on account of any Tax (other than Excluded Taxes) or other amount from any sum paid or expressed to be payable by the Borrower to any Lender under this Agreement; or (ii) any party to this Agreement (or any Person on its behalf) other than the Borrower is required by law to make any deduction or withholding from, or (other than on account of any Excluded Tax) any payment on or calculated by reference to the amount of, any such sum received or receivable by any Lender under this Agreement, then:

                (A) the Borrower shall notify the Agent of any such requirement or any change in any such requirement as soon as the Borrower becomes aware of it;

                (B) the Borrower shall pay any such Tax or other amount before the date on which penalties attached thereto become due and payable, such payment to be made (if the liability to pay is imposed on the Borrower) for its own account or (if that liability is imposed on any other party to this Agreement) on behalf of and in the name of that party;

                (C) the sum payable by the Borrower in respect of which the relevant deduction, withholding or payment is required shall (except, in the case of any such payment, to the extent that the amount thereof is not ascertainable when that sum is paid) be increased to the extent necessary to ensure that, after the making of that deduction, withholding or payment, that party receives on the due date and retains (free from any liability in respect of any such deduction, withholding or payment) a sum equal to that which it would have received and so retained had no such deduction, withholding or payment been required or made; and

                (D) within thirty (30) days after payment of any sum from which the Borrower is required by law to make any deduction or withholding, and within thirty (30) days after the due date of payment of any Tax or other amount which it is required by clause (B) above to pay, it shall deliver to the Agent all such certified documents and other evidence as to the making of such deduction, withholding or payment as (1) are reasonably satisfactory to other affected parties as proof of such deduction, withholding or payment and of the remittance thereof to the relevant taxing or other authority and (2) are reasonably required by any such party to enable it to claim a tax credit with respect to such deduction, withholding or payment.

        3.2. Yield Protection. If any law or any governmental or quasi-governmental rule, regulation, policy, guideline or directive (whether or not having the force of law), or any interpretation thereof, or the compliance of any Lender (which term, for the purposes of this Article III, shall be deemed to include the Issuer in such capacity) therewith,

                (a) subjects any Lender or any applicable Lending Installation to any Tax on or from payments due from the Borrower (excluding Excluded Taxes) or changes the basis of taxation of payments to any Lender in respect of its Loans or Facility Letters of Credit (or participations therein) or other amounts due it hereunder, or

                (b) imposes or increases or deems applicable any reserve, assessment, insurance charge, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender or any applicable Lending Installation (other than reserves and assessments taken into account in determining the interest rate applicable to Eurodollar Advances), or

                (c) imposes any other condition the result of which is to increase the cost to any Lender or any applicable Lending Installation of making, funding or maintaining Loans or Facility Letters of Credit (or participations therein) or reduces any amount receivable by any Lender or any applicable Lending Installation in connection with Loans or Facility Letters of Credit (or participations therein), or requires any Lender or any applicable Lending Installation to make any payment calculated by reference to the amount of Loans or Facility Letters of Credit (or participations therein) held or interest received by it, by an amount deemed material by such Lender, then, within 15 days of demand by such Lender, the Borrower shall pay such Lender that portion of such increased expense incurred or reduction in an amount received which such Lender determines is attributable to making, issuing, funding and maintaining its Loans and Facility Letters of Credit (or participations therein) and its Revolving Commitment.

        3.3. Changes in Capital Adequacy Regulations. If a Lender determines the amount of capital required or expected to be maintained by such Lender, any Lending Installation of such Lender or any corporation controlling such Lender is increased as a result of a Change, then, within 15 days of demand by such Lender, the Borrower shall pay such Lender the amount necessary to compensate for any shortfall in the rate of return on the portion of such increased capital which such Lender determines is attributable to this Agreement, its Loans and Facility Letters of Credit (or participations therein) or its obligation to make Loans and issue or participate in Facility Letters of Credit hereunder (after taking into account such Lender's policies as to capital adequacy). "Change" means (a) any change after the date of this Agreement in the Risk-Based Capital Guidelines or (b) any adoption of or change in any other law, governmental or quasi-governmental rule, regulation, policy, guideline, interpretation, or directive (whether or not having the force of law) after the date of this Agreement which affects the amount of capital required or expected to be maintained by any Lender or any Lending Installation or any corporation controlling any Lender. "Risk-Based Capital Guidelines" means (x) the risk-based capital guidelines in effect in the United States on the date of this Agreement, including transition rules, and (y) the corresponding capital regulations promulgated by regulatory authorities outside the United States implementing the July 1988 report of the Basle Committee on Banking Regulation and Supervisory Practices Entitled "International Convergence of Capital Measurements and Capital Standards," including transition rules, and any amendments to such regulations adopted prior to the date of this Agreement.

        3.4. Availability of Types of Advances. If any Lender determines that maintenance of its Eurodollar Loans at a suitable Lending Installation would violate any applicable law, rule, regulation, or directive, whether or not having the force of law, the Agent shall suspend the availability of the affected Type of Advance and require any Eurodollar Advance of the affected Type to be repaid; or if the Required Lenders determine that (a) deposits of a type and maturity appropriate to match fund Eurodollar Advances are not available, the Agent shall suspend the availability of the affected Type of Advance with respect to any Eurodollar Advances made after the date of such determination, or
(b) the interest rate applicable to a Type of Advance does not accurately reflect the cost of making or maintaining such Type, then, if for any reason whatsoever the provisions of Section 3.2 are inapplicable, the Agent shall suspend the availability of the affected Type of Advance with respect to any Eurodollar Advance made after the date of any such determination.

        3.5. Funding Indemnification. If any payment of a Eurodollar Advance occurs on a date which is not the last day of the applicable Interest Period, whether because of acceleration, prepayment or otherwise, or a Eurodollar Advance is not made on the date specified by the Borrower for any reason other than default by the Lenders, the Borrower will indemnify each Lender for any loss or cost incurred by it resulting therefrom, including, without limitation, any loss or cost in liquidating or employing deposits acquired to fund or maintain the Eurodollar Advance. In connection with any assignment by First Chicago of any portion of the Loans or of the Aggregate Commitment made pursuant to Section 12.3 and made prior to the last day of the Syndication Period, the Borrower shall be deemed to have repaid all outstanding Eurodollar Advances as of such date and reborrowed such amount as a Floating Rate Advance or a Eurodollar Advance (chosen in accordance with this Article II) and the indemnification provisions under this Section 3.5 shall apply.

        3.6. Lender Statements; Survival of Indemnity. To the extent reasonably possible, each Lender shall designate an alternate Lending Installation with respect to its Eurodollar Loans to reduce any liability of the Borrower to such Lender under Sections 3.1, 3.2 and 3.3 or to avoid the unavailability of a Type of Advance under Section 3.4, so long as such designation is not disadvantageous to such Lender. Each Lender shall deliver a written statement of such Lender as to the amount due, if any, under Sections 3.1, 3.2, 3.3 or 3.5. Such written statement shall set forth in reasonable detail the calculations upon which such Lender determined such amount and shall be final, conclusive and binding on the Borrower in the absence of manifest error. Determination of amounts payable under such Sections in connection with a Eurodollar Loan shall be calculated as though each Lender funded its Eurodollar Loan through the purchase of a deposit of the type and maturity corresponding to the deposit used as a reference in determining the Eurodollar Rate applicable to such Loan, whether in fact that is the case or not. Unless otherwise provided herein, the amount specified in the written statement shall be payable on demand after receipt by the Borrower of the written statement. The obligations of the Borrower under Sections 3.1, 3.2, 3.3 and 3.5 shall survive payment of the Obligations and termination of this Agreement.

                                   ARTICLE IV

                              CONDITIONS PRECEDENT

        4.1. Initial Credit Extension. The Lenders shall not be required to make the initial Credit Extension hereunder and this Agreement shall not become effective unless the Borrower has furnished to the Agent with sufficient copies for the Lenders the following items (and the date upon which all such items shall have been so furnished is referred to as the "Closing Date", which in no event shall be later than May 15, 1997):

                (a) Copies of the articles of incorporation, together with all amendments thereto, and a certificate of good standing, of the Borrower and each of its Subsidiaries, all certified by the appropriate governmental officer in the Borrower's and each of its Subsidiaries' jurisdiction of incorporation.

                (b) Copies, certified by the Secretary or Assistant Secretary of the Borrower and each of its Subsidiaries, of their respective by-laws and of their respective Board of Directors' resolutions (and resolutions of other bodies, if any are deemed necessary by counsel for the Agent) authorizing the execution, delivery and performance of the Loan Documents.

                (c) An incumbency certificate, executed by the Secretary or Assistant Secretary of the Borrower and each of its Subsidiaries, which shall identify by name and title and bear the signature of the officers of the Borrower and each of its Subsidiaries authorized to sign the Loan Documents and to make borrowings hereunder, upon which certificate the Agent and the Lenders shall be entitled to rely until informed of any change in writing by the Borrower.

                (d) A certificate, signed by the Chief Accounting Officer of the Borrower, stating that on the initial Borrowing Date, the representations and warranties contained in this Agreement are true and correct and that no Default or Unmatured Default has occurred and is continuing.

                (e) A written opinion of the Borrower's and each of its Subsidiaries' counsel, addressed to the Agent and the Lenders in substantially the form of Exhibit C hereto.

                (f) Revolving Notes payable to the order of each Lender duly executed by the Borrower and a Swing Line Note payable to the order of the Swing Line Lender duly executed by the Borrower.

                (g) Executed originals of this Agreement, the Guaranty (executed by each Guarantor) and each of the other Loan Documents, which shall be in full force and effect, together with all schedules, exhibits, certificates instruments, opinions, documents and financial statements required to be delivered pursuant thereto.

                (h) Written money transfer instructions, in substantially the form of Exhibit D hereto, addressed to the Agent and signed by an Authorized Officer, together with such other related money transfer authorizations as the Agent may have reasonably requested.

                (i) The insurance certificate described in Section 5.18 below and any and all certificates of insurance required by the Lenders under
Section 6.6 below.

                (j) A solvency certificate executed by the Chief Accounting Officer of the Borrower.

                (k)     An initial Compliance Certificate.

                (l) Final and complete copies of all material documents, notices and filings relating to the Stock Repurchase, including those which were filed by the Borrower with any regulatory agency or which the Borrower provided to its shareholders.

                (m) Such other documents as the Lenders or their counsel may have reasonably requested.

        4.2. Each Credit Extension. The Lenders shall not be required to make any Credit Extension and the Issuer shall not be required to issue any Facility Letter of Credit, and the Swing Line Lender shall not be required to required to make any Swing Line Loan, unless on the applicable Credit Extension Date:

                (a)     There exists no Default or Unmatured Default.

                (b) The representations and warranties contained in Article V are true and correct as of such Credit Extension Date except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall be true and correct on and as of such earlier date.

                (c) All legal matters incident to the making of such Credit Extension shall be satisfactory to the Lenders and their counsel.

        Each Borrowing Notice or LC Issuance Request or Notice of Swing Line Loan with respect to each such Credit Extension shall constitute a representation and warranty by the Borrower that the conditions contained in Sections 4.2(a) and (b) have been satisfied. The Agent may require a duly completed Compliance Certificate as a condition to making a Credit Extension.

                                    ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE BORROWER

        The Borrower represents and warrants to the Lenders that, both before and after giving effect to the Stock Repurchase:

        5.1. Corporate Existence and Standing. Each of the Borrower and its Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite authority, including all licenses, registrations, permits, franchises, patents, copyrights, trademarks, tradenames, consents and approvals, to own its property and assets and consummate the transactions contemplated hereby and to conduct its business, and is qualified to do business and is in good standing or otherwise authorized to conduct business in each jurisdiction in which its business is conducted and where such qualification is necessary.

        5.2. Authorization and Validity. The Borrower has the corporate power and authority and legal right to execute and deliver the Loan Documents to which it is a party and to perform its obligations thereunder. The execution and delivery by each of the Borrower and its Subsidiaries of the Loan Documents to which it is a party and the performance of its obligations hereunder and thereunder have been duly authorized by proper corporate proceedings, and the Loan Documents to which it is a party constitute legal, valid and binding obligations of each of the Borrower and its Subsidiaries, enforceable against the Borrower and its Subsidiaries in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally.

        5.3. No Conflict; Government Consent. Neither the execution and delivery by the Borrower of the Loan Documents to which it is a party, nor the consummation of the transactions therein contemplated, nor compliance with the provisions thereof will violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on the Borrower or any of its Subsidiaries or the Borrower's or any Subsidiary's articles of incorporation or by-laws or the provisions of any indenture, instrument or agreement to which the Borrower or any of its Subsidiaries is a party or is subject, or by which it, or its Property, is bound, or conflict with or constitute a default thereunder, or result in the creation or imposition of any Lien in, of or on the Property of the Borrower or any Subsidiary pursuant to the terms of any such indenture, instrument or agreement. No order, consent, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, any governmental or public body or authority, or any subdivision thereof, is required to authorize, or is required in connection with the execution, delivery and performance of, or the legality, validity, binding effect or enforceability of, any of the Loan Documents to which the Borrower is a party.

        5.4. Financial Statements. The December 31, 1996 consolidated financial statements of the Company and its Subsidiaries heretofore delivered to the Agent and the Lenders were prepared in accordance with Agreement Accounting Principles in effect on the date such statements were prepared and fairly present the consolidated financial condition and operations of the Borrower and its Subsidiaries at such date and the consolidated results of their operations for the period then ended. All financial projections will be prepared by the Borrower in good faith, based upon information and assumptions reasonably believed to be sound and accurate and represent reasonable forecasts of the Borrower's future operations and financial performance.

        5.5. Material Adverse Change. Since December 31, 1996, there has been no change in the business, Property, prospects, condition (financial or otherwise) or results of operations of the Borrower and its Subsidiaries, which could have a Material Adverse Effect.

        5.6. Taxes. The Borrower and its Subsidiaries have filed all United States federal tax returns and all other tax returns which are required to be filed and have paid all taxes due pursuant to said returns or pursuant to any assessment received by the Borrower or any of its Subsidiaries, except such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. No tax liens have been filed and no claims are being asserted with respect to any such taxes. The charges, accruals and reserves on the books of the Borrower and its Subsidiaries in respect of any taxes or other governmental charges are adequate.

        5.7.    Litigation and Contingent Obligations. Except as listed on
Schedule 5.7 hereto, there is no litigation, arbitration, governmental investigation, proceeding or inquiry pending or, to the best knowledge of any of their officers, threatened against or affecting the Borrower or any of its Subsidiaries which could have a Material Adverse Effect. Other than any liability incident to such litigation, arbitration or proceedings, the Borrower has no material contingent obligations not provided for or disclosed in the financial statements referred to in Section 5.4.

        5.8. Subsidiaries and Affiliates. Schedule 5.8 hereto contains an accurate and complete list of all presently existing Subsidiaries of the Borrower setting forth their respective jurisdictions of incorporation or organization and the percentage of their respective capital stock or other ownership interests owned by the Borrower or other Subsidiaries. All of the issued and outstanding shares of capital stock of such Subsidiaries are free from Liens and have been duly authorized and issued and are fully paid and non-assessable.

        5.9. ERISA. The Unfunded Liabilities of all Single Employer Plans do not in the aggregate exceed $5,000,000. Neither the Borrower nor any other member of the Controlled Group has incurred, or is reasonably expected to incur, any withdrawal liability to Multiemployer Plans in excess of $1,000,000 in the aggregate. Each Plan complies in all material respects with all applicable requirements of law and regulations, no Reportable Event has occurred with respect to any Plan, neither the Borrower nor any other members of the Controlled Group has withdrawn from any Plan or initiated steps to do so, and no steps have been taken to reorganize or terminate any Plan.

        5.10. Accuracy of Information. All factual information heretofore or contemporaneously furnished by or on behalf of the Borrower or any of its Subsidiaries to the Lenders for purposes of or in connection with this Agreement or any transaction contemplated hereby is, and all other such factual information hereafter furnished by or on behalf of the Borrower or any of its Subsidiaries to the Lenders will be, true and accurate (taken as a whole) on the date as of which such information is dated or certified and not incomplete by omitting to state any material fact necessary to make such information (taken as a whole) not misleading at such time.

        5.11. Regulation U. Neither the Borrower nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of purchasing or carrying margin stock (as defined in Regulation U) ("Margin Stock"). Neither the Loans nor any of the proceeds thereof, are for the purpose, whether immediate, incidental or ultimate of (a) buying or carrying Margin Stock (except with respect to the Stock Repurchase), or (b) extending credit to others for the purpose of buying or carrying Margin Stock, or (c) refunding indebtedness originally incurred for such purpose, or for any purpose which entails a violation of, or which is inconsistent with, the provisions of Regulations of the Board of Governors of the Federal Reserve System, including Regulation U. Both before and after giving effect to the Stock Repurchase, Margin Stock owned by the Borrower or any of its Subsidiaries constitutes less than twenty-five percent (25%) of the value of those assets of the Borrower and its Subsidiaries which are subject to any limitation on sale, pledge or other restriction hereunder.

        5.12. Material Agreements. Neither the Borrower nor any Subsidiary is a party to any agreement or instrument or subject to any charter or other corporate restriction which could have a Material Adverse Effect. Neither the Borrower nor any Subsidiary is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in (i) any agreement to which it is a party, which default could have a Material Adverse Effect or (ii) any agreement or instrument evidencing or governing Indebtedness or Contingent Obligations.

        5.13. Compliance With Laws. The Borrower and its Subsidiaries have complied with all applicable statutes, rules, regulations, orders and restrictions of any domestic or foreign government or any instrumentality or agency thereof, having jurisdiction over the conduct of their respective businesses or the ownership of their respective Properties, including, without limitation, Environmental Laws and ERISA. Neither the Borrower nor any Subsidiary has received any notice to the effect that its operations are not in material compliance with any of the requirements of applicable federal, state and local environmental, health and safety statutes and regulations or the subject of any federal or state investigation evaluating whether any remedial action is needed to respond to a Release of any Hazardous Materials into the environment, which non-compliance or remedial action could have a Material Adverse Effect.

        5.14. Environmental Warranties. Except as set forth on Schedule 5.14 hereto:

                (a) all facilities and property (including underlying groundwater) owned or leased by the Borrower or any of its Subsidiaries have been, and continue to be, owned or leased by such entity in material compliance with all Environmental Laws;

                (b) there has been no past, and there are no pending or threatened (1) claims, complaints, notices or requests for information received by the Borrower or any of its Subsidiaries with respect to any alleged violation of any Environmental Law, or (ii) complaints, notices or inquiries to the Borrower or any of its Subsidiaries regarding potential liability under any Environmental Law;

                (c) there have been no Releases of Hazardous Materials at, on or under any property now or previously owned or leased by the Borrower or any of its Subsidiaries that, singly or in the aggregate, have, or may reasonably be expected to have, a Material Adverse Effect;

                (d) the Borrower and its Subsidiaries have been issued and are in compliance with all permits, certificates, approvals, licenses and other authorizations relating to environmental matters and necessary or desirable for their businesses;

                (e) no property now or previously owned or leased by the Borrower or any of its Subsidiaries is listed or proposed for listing (with respect to owned property only) on the National Priorities List pursuant to CERCLA, on the CERCLIS or on any similar state list of sites requiring investigation or clean-up;

                (f) there are no underground storage tanks, active or abandoned, including petroleum storage tanks, at, on or under any property now or previously owned or leased by the Borrower or any of its Subsidiaries that, singly or in the aggregate, have, or may reasonably be expected to have, a Material Adverse Effect;

                (g) neither the Borrower nor any of its Subsidiaries has directly transported or directly arranged for the transportation of any Hazardous Material to any location which is listed or proposed for listing on the National Priorities List pursuant to CERCLA, on CERCLIS or on any similar state list or which is the subject of federal, state or local enforcement actions or other investigations which may lead to material claims against the Borrower or such Subsidiary for any remedial work, damage to natural resources or personal injury, including, but not limited to, claims under CERCLA; and

                (h) there are no polychlorinated biphenyls or friable asbestos present at any property now or previously owned or leased by the Borrower or any of its Subsidiaries that, singly or in the aggregate, have, or may reasonably be expected to have, a Material Adverse Effect.

        5.15. Ownership of Properties. Except as set forth on Schedule 5.15 hereto, on the date of this Agreement, the Borrower and its Subsidiaries will have good title, free of all Liens other than those permitted by Section 6.18, to all of the Property and assets reflected in the financial statements as owned by them.

        5.16. Investment Company Act. Neither the Borrower nor any Subsidiary is an "investment company" or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

        5.17. Public Utility Holding Company Act. Neither the Borrower nor any Subsidiary is a "holding company" or a "subsidiary company" of a "holding company", or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company", within the meaning of the Public Utility Holding Company Act of 1935, as amended.

        5.18. Insurance. The certificate signed by the President, Chief Accounting Officer or Corporate Controller of the Borrower, that attests to the existence and adequacy of, and summarizes, the property and casualty insurance program carried by the Borrower and its Subsidiaries and that has been furnished by the Borrower to the Agent and the Lenders, is complete and accurate. This summary includes the insurer's or insurers' name(s), policy number(s), expiration date(s), amount(s) of coverage, type(s) of coverage, exclusion(s), and deductibles. This summary also includes similar information, and describes any reserves, relating to any self-insurance program that is in effect.

        5.19. Intellectual Property. The Borrower and its Subsidiaries own or possess all of the patents, trademarks, service marks, trade names, copyrights and licenses necessary for the present and planned future conduct of their respective businesses except as set forth on Schedule 5.19.

        5.20. Solvency. (a) Neither the Borrower nor any Subsidiary is insolvent and the consummation of the transactions contemplated herein (including the Stock Repurchase) will not render the Borrower or any Subsidiary insolvent. Immediately after the consummation of the transactions (including the Stock Repurchase) to occur on the date hereof and immediately following the making of each Credit Extension, if any, made on the date hereof and after giving effect to the application of the proceeds of such Credit Extensions, (i) the fair value of the assets of the Borrower and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, whether or not subordinated, absolute, fixed or contingent, material or immaterial, liquidated or unliquidated or otherwise (taking into account, with respect to all contingent liabilities, the likelihood of such liabilities becoming actual), of the Borrower and its Subsidiaries on a consolidated basis;
(ii) the present fair saleable value of the property of the Borrower and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of the Borrower and its Subsidiaries on a consolidated basis on their debts and other liabilities, whether or not subordinated, absolute, fixed or contingent, material or immaterial, liquidated or unliquidated or otherwise (taking into account, with respect to all contingent liabilities, the likelihood of such liabilities becoming actual), as such debts and other liabilities become absolute and matured; (iii) the Borrower and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, whether or not subordinated, absolute, fixed or contingent, material or immaterial, liquidated or unliquidated or otherwise (taking into account, with respect to all contingent liabilities, the likelihood of such liabilities becoming actual), as such debts and liabilities become absolute and matured; and (iv) the Borrower and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted after the date hereof.

                (b) The Borrower does not intend to, or to permit any of its Subsidiaries to, and the Borrower does not believe that it or any of its Subsidiaries will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing of and amounts of cash to be received by it or any such Subsidiary and the timing of the amounts of cash to be payable on or in respect of its Indebtedness or the Indebtedness of any such Subsidiary.

        5.21. Benefits. Each of the Borrower and its Subsidiaries will benefit from the financing arrangement established by this Agreement. The Borrower acknowledges that, but for the agreement by each Subsidiary to execute and deliver the Guaranty, the Agent and the Lenders would not have made available the credit facilities established hereby on the terms set forth herein.

        5.22. Licenses. Each of the Borrower and its Subsidiaries possesses adequate assets, licenses, permits, authorizations, patents, patent applications, copyrights, trademarks, trademark applications and tradenames to continue to conduct its business as heretofore conducted. No event has occurred which permits, or after notice or lapse of time or both would permit, the revocation or termination of any of the foregoing which taken in isolation or when considered with all other such revocations or terminations could have a Material Adverse Effect. The Borrower has no notice or knowledge of any fact or any past, present or threatened occurrence that could preclude or impair the Borrower's or its Subsidiaries' ability to retain or obtain any authorization necessary for the operation of their respective businesses.

        5.23. Stock Repurchase. The Stock Repurchase has been (or will be concurrently with the execution and delivery of the Agreement) consummated in accordance with (a) all applicable laws, rules and regulations of each applicable Governmental Agency, and (b) the articles of incorporation, by-laws and other applicable organizational documents and requirements of the Borrower. All consents, authorizations and approvals necessary in connection with the Stock Repurchase from any Governmental Agency and any third party have been obtained. All stock of the Borrower purchased or to be purchased as part of the Stock Repurchase has been or will be purchased from publicly traded shares and not from any Affiliate of the Borrower.

                                   ARTICLE VI

                                    COVENANTS

        During the term of this Agreement, unless the Required Lenders shall otherwise consent in writing:

        6.1. Financial Reporting. The Borrower will maintain, for itself and each Subsidiary, a system of accounting established and administered in accordance with Agreement Accounting Principles, and furnish to the Lenders:

                (a) Within one hundred twenty (120) days after the close of each of its fiscal years, an unqualified (except for qualifications relating to changes in accounting principles or practices reflecting changes in generally accepted principles of accounting and required or approved by the Borrower's independent certified public accountants) audit report certified by independent certified public accountants, acceptable to the Lenders, prepared in accordance with Agreement Accounting Principles as in effect at such time on a consolidated and consolidating basis (consolidating statements need not be certified by such accountants) for itself and its Subsidiaries, including without limitation balance sheets as of the end of such period, related profit and loss and reconciliation of surplus statements, and a statement of cash flows, accompanied by (a) any management letter prepared by said accountants, (b) a certificate of said accountants that, in the course of their examination necessary for their certification of the foregoing, they have obtained no knowledge of any Default or Unmatured Default, or if, in the opinion of such accountants, any Default or Unmatured Default shall exist, stating the nature and status thereof and (c) a letter from said accountants addressed to the Lenders acknowledging that such Lenders are extending credit in primary reliance on such financial statements and authorizing such reliance.

                (b) Within forty-five (45) days after the close of each of the first three quarterly periods of each of its fiscal years, for itself and its Subsidiaries, consolidated and consolidating unaudited balance sheets as at the close of each such period and consolidated and consolidating profit and loss and a statement of cash flows for such quarter and for the period from the beginning of such fiscal year to the end of such quarter, all certified by the Borrower's Chief Accounting Officer.

                (c) As soon as available, but in any event within sixty (60) days after the beginning of each fiscal year of the Borrower, a copy of the plan and forecast (including, without limitation, a projected consolidated and consolidating balance sheet, income statement and funds flow statement) of the Borrower and its Subsidiaries for such fiscal year, certified by the Borrower's Chief Accounting Officer.

                (d) Together with the financial statements required hereunder, a Compliance Certificate.

                (e) Within two hundred seventy (270) days after the close of each Plan year, a statement of the Unfunded Liabilities of each Single Employer Plan.

                (f) As soon as possible and in any event within five (5) days after the Borrower knows that any Reportable Event has occurred with respect to any Plan, a statement, signed by the Borrower's Chief Accounting Officer, describing said Reportable Event and the action which the Borrower proposes to take with respect thereto.

                (g) Without limitation to Section 6.26 below, as soon as possible and in any event within ten (10) days after receipt by the Borrower, a copy of (a) any notice or claim to the effect that the Borrower or any of its Subsidiaries is or may be liable to any Person as a result of the Release by the Borrower, any of its Subsidiaries, or any other Person of any Hazardous Materials into the environment, and (b) any notice alleging any violation of any Environmental Law by the Borrower or any of its Subsidiaries which, in either case, could reasonably be expected to have a Material Adverse Effect.

                (h) Promptly upon the furnishing thereof to the shareholders of the Borrower, copies of all financial statements, reports and proxy statements so furnished.

                (i) Promptly upon the filing thereof, copies of all registration statements and annual, quarterly, monthly or other regular reports which the Borrower or any of its Subsidiaries files with the Securities and Exchange Commission or with the Federal Trade Commission.

                (j) Such other information (including, without limitation, non-financial information) as the Agent or any Lender may from time to time reasonably request.

        6.2. Use of Proceeds. The Borrower will, and will cause each of its Subsidiaries to, use the proceeds of the Loans (i) to provide funds to facilitate the consummation of the Stock Repurchase, (ii) to amend and restate certain existing indebtedness under the Original Credit Agreement, and (iii) for working capital purposes. The Borrower will not, nor will it permit any Subsidiary to, use any of the proceeds of the Loans to purchase or carry any Margin Stock (except with respect to the Stock Repurchase).

        6.3. Notice of Default. The Borrower will, and will cause each of its Subsidiaries to, give prompt notice in writing to the Agent and the Lenders of the occurrence of any Default or Unmatured Default and of any other development, financial or otherwise, which could reasonably be expected to have a Material Adverse Effect.

        6.4. Conduct of Business. The Borrower will, and will cause each of its Subsidiaries to, (i) carry on and conduct its business in substantially the same manner and in substantially the same fields of enterprise as it is presently conducted, (ii) do all things necessary to remain duly incorporated, validly existing and in good standing as a domestic corporation in its jurisdiction of incorporation and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted, and (iii) do or cause to be done all things necessary to preserve, renew and keep in full force and effect the rights, licenses, registrations, authorization, permits, franchises, patents, copyrights, trademarks and tradenames material to the conduct of its business.

        6.5. Taxes. The Borrower will, and will cause each of its Subsidiaries to, pay when due all taxes, assessments and governmental charges and levies upon it or its income, profits or Property, and pay all charges for labor and materials which if unpaid might give rise to liens on such Property, except those which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been set aside.

        6.6. Insurance. The Borrower will, and will cause each of its Subsidiaries to, maintain with financially sound and reputable insurance companies insurance on all their Property in such amounts and covering such risks as is consistent with sound business practice, including, without limitation, casualty, liability and worker's compensation insurance, and the Borrower will furnish to any Lender upon request full information as to the insurance carried by it and its Subsidiaries. All such insurance policies shall contain provisions providing that the insurance shall not be cancelable except on thirty (30) days' prior notice to the Lenders.

        6.7. Compliance with Laws. The Borrower will, and will cause each of its Subsidiaries to, comply with all laws, rules, regulations, orders, writs, judgments, injunctions, decrees or awards to which it may be subject, including, without limitation, Environmental Laws and ERISA.

        6.8. Maintenance of Properties. The Borrower will, and will cause each of its Subsidiaries to, do all things necessary to maintain, preserve, protect and keep its Property in good repair, working order and condition, and make all necessary and proper repairs, renewals and replacements so that its business carried on in connection therewith may be properly conducted at all times.

        6.9. Inspection. The Borrower will, and will cause each of its Subsidiaries to, permit the Lenders, by their respective representatives and agents, to inspect any of the Property, corporate books and financial records of the Borrower and each Subsidiary, to examine and make copies of their respective books of accounts and other financial records, and to discuss the affairs, finances and accounts of the Borrower and each Subsidiary with, and to be advised as to the same by, their respective officers at such reasonable times and intervals as the Lenders may designate.

        6.10. Dividends. The Borrower will not, nor will it permit any of its Subsidiaries to, declare or pay, directly or indirectly, any dividends or make any other distributions, whether in cash or property, or a combination thereof, on its capital stock or other equity interests (other than dividends payable in its own capital stock) or redeem, repurchase or otherwise acquire or retire any of its capital stock or other equity interests at any time outstanding, except that (a) any Subsidiary of the Borrower may declare and pay dividends to the Borrower or to a Wholly-Owned Subsidiary of the Borrower, and (b) the Stock Repurchase may be consummated in accordance with this Agreement on or before May 20, 1997.

        6.11. Indebtedness. The Borrower will not, nor will it permit any of its Subsidiaries to, create, incur or suffer to exist any Indebtedness, except:

                (a)     The Credit Extensions.

                (b) Indebtedness existing on the date hereof and described in Schedule 6.11 hereto.

                (c) Indebtedness of any Subsidiary to the Borrower or to any Wholly-Owned Subsidiary of the Borrower.

                (d) Indebtedness incurred in the ordinary course of business with respect to (i) customer deposits, trade payables and all other unsecured current liabilities not the result of borrowing and not evidenced by any note or any other similar instrument, provided that Contingent Obligations with respect to accounts or notes receivables sold by the Borrower or any Subsidiary (including Permitted Receivables Sales) shall not exceed $15,000,000 at any one time, or (ii) the acquisition of property, the aggregate principal amount of which shall not exceed $4,000,000 at any one time.

        6.12. Merger. The Borrower will not, nor will it permit any of its Subsidiaries to, merge or consolidate with or into any other Person, except that a Subsidiary of the Borrower may merge with and into the Borrower or a Wholly-Owned Subsidiary of the Borrower.

        6.13. Sale of Assets. The Borrower will not, nor will it permit any of its Subsidiaries to, lease, sell or otherwise dispose of its Property to any other Person except for (a) sales of inventory in the ordinary course of business, and (b) leases, sales or other dispositions of its Property that, together with all other Property of the Borrower and its Subsidiaries previously leased, sold or disposed of (other than inventory in the ordinary course of business) as permitted by this Section during the twelve-month period ending with the month in which any such lease, sale or other disposition occurs, do not constitute a Substantial Portion of the Property of the Borrower and its Subsidiaries and do not materially adversely affect the business or operations of the Borrower or its Subsidiaries.

        6.14. Sale of Accounts. Except for Permitted Receivables Sales, the Borrower will not, nor will it permit any of its Subsidiaries to, sell or otherwise dispose of any notes receivable or accounts receivable, with recourse.

        6.15. Sale and Leaseback. The Borrower will not, nor will it permit any of its Subsidiaries to, sell or transfer any of its Property in order to concurrently or subsequently lease as lessee such or similar Property.

        6.16. Investments and Acquisitions. The Borrower will not, nor will it permit any of its Subsidiaries to, make or suffer to exist any Investments (including, without limitation, loans and advances to, and other Investments in, its Subsidiaries), or commitments therefor, or to create any Subsidiary or to become or remain a partner in any partnership or joint venture, or to make any Acquisition of any Person, except:

                (a) Short-term obligations of, or fully guaranteed by, the United States of America.

                (b) Commercial paper rated A-1 or better by Standard and Poor's Rating Group, a division of McGraw-Hill Corporation or P-1 or better by Moody's Investors Service, Inc.

                (c) Demand deposit accounts maintained in the ordinary course of business.

                (d) Certificates of deposit issued by and time deposits with commercial banks (whether domestic or foreign) having capital and surplus in excess of $100,000,000.

                (e) Existing Investments in Subsidiaries and other Investments in existence on the date hereof and described in Schedule 5.8 hereto.

                (f) Additional Investment or capital contributions in Astec Financial Services, Inc., a Tennessee corporation, subsequent to the date hereof not to exceed $5,000,000 in the aggregate.

                (g) Additional Investment in domestic Wholly-Owned Subsidiaries of the Borrower, other than Astec Financial Services, Inc.

                (h) Such other Investments, subject to the reasonable approval of the Required Lenders.

                (i) Acquisitions of assets or stock of any Person valued (in the judgment of the Required Lenders) at less than $4,000,000.

        6.17. Contingent Obligations. Except as permitted pursuant to Section 6.11(d)(i) above, the Borrower will not, nor will it permit any of its Subsidiaries to, make or suffer to exist any Contingent Obligation (including, without limitation, any Contingent Obligation with respect to the obligations of a Subsidiary), except (a) by endorsement of instruments for deposit or collection in the ordinary course of business and (b) the Guaranty.

        6.18. Liens. The Borrower will not, nor will it permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Lien in, of or on its Property (now owned or hereafter acquired) or income of the Borrower or any of its Subsidiaries, except:

                (a) Liens for taxes, assessments or governmental charges or levies on its Property in the ordinary course of business if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with Agreement Accounting Principles shall have been set aside on its books.

                (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' liens and other similar liens arising in the ordinary course of business which secure payment of obligations not more than sixty (60) days past due or which are being contested in good faith by appropriate proceedings and for which adequate reserves shall have been set aside on its books.

                (c) Liens arising out of pledges or deposits under worker's compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation.

                (d) Utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and which do not in any material way affect the marketability of the same or interfere with the use thereof in the business of the Borrower or its Subsidiaries.

                (e)     Liens existing on the date hereof and described in
Schedule 5.15 hereto.

                (f) Acquisitions valued (in the judgment of the Required Lenders) at less than $4,000,000.

        6.19. Transactions with Affiliates. The Borrower will not, nor will it permit any of its Subsidiaries to, enter into any transaction (including, without limitation, the purchase or sale of any Property or service) with, or make any payment or transfer to, any Affiliate except in the ordinary course of business and pursuant to the reasonable requirements of the Borrower's, such Affiliate

Borrower's or such Subsidiary's business and upon fair and reasonable terms no less favorable to the Borrower, such Affiliate Borrower or such Subsidiary than the Borrower, such Affiliate Borrower or such Subsidiary would obtain in a comparable arms-length transaction.

        6.20. Letters of Credit. The Borrower will not, nor will it permit any of its Subsidiaries to, apply for or become liable upon any Letter of Credit other than the Facility Letters of Credit and the Subsidiary Letters of Credit.

        6.21. Amendments to Certain Agreements. The Borrower will not, nor will it permit any of its Subsidiaries to, amend or waive any substantive term or provision of its certificate or articles of incorporation of by-laws, without in each case, the prior written consent of the Required Lenders.

        6.22.   Financial Covenants.

                6.22.1. Leverage Ratio. At all times after the date hereof, the Borrower will maintain a Leverage Ratio of not more than the following during each of the following periods, measured as of the end of each fiscal quarter during each such period:

=========================================  =====================================
                 PERIOD                              LEVERAGE RATIO
-----------------------------------------  -------------------------------------
   April 1, 1997 through June 30, 1999                   4.0:1.0
-----------------------------------------  -------------------------------------
   July 1, 1999 through June 30, 2000                    3.5:1.0
-----------------------------------------  -------------------------------------
       July 1, 2000 and thereafter                       3.0:1.0
=========================================  =====================================

                6.22.2. Consolidated Tangible Net Worth. The Borrower will at all times maintain a minimum Consolidated Tangible Net Worth of not less than $82,000,000, plus fifty percent (50%) of the Cumulative Consolidated Net Income of the Borrower after December 31, 1996, plus the cash proceeds from the issuance and sale of any common stock, preferred stock, warrant or other equity securities of the Borrower or any of its Subsidiaries, net of any brokerage commissions and any other reasonable costs or expenses directly attributable to such issuance.

                6.22.3. Rentals. The Borrower will not, nor will it permit its Subsidiaries to, create, incur or suffer to exist obligations for Rentals in excess of $3,000,000 during any one fiscal year on a non-cumulative basis in the aggregate for the Borrower and its Subsidiaries.

                6.22.4. Interest Coverage Ratio. The Borrower will maintain, as at the last day of each fiscal quarter, a ratio of (a) Consolidated Net Income, minus extraordinary gains or plus extraordinary losses, plus income tax expense, plus interest expense to (b) interest expense of the Borrower and its Subsidiaries on a consolidated basis, for the four most recently ended fiscal quarters of not less than 2.50 to 1.0.

        6.23. Fixed Asset Expenditures. The Borrower will not, nor will it permit any Subsidiary to, expend, or be committed to expend, in the acquisition of fixed assets, in excess of $10,000,000 during any one fiscal year, calculated on a non-cumulative basis in the aggregate for the Borrower and its Subsidiaries.

        6.24. Subordinated Indebtedness. The Borrower will not, and will not permit any Subsidiary to, make any amendment or modification to the indenture, note or other agreement evidencing or governing any Subordinated Indebtedness, or directly or indirectly voluntarily prepay, defease or in substance defease, purchase, redeem, retire or otherwise acquire, any Subordinated Indebtedness.

        6.25. Accounting Method. The Borrower will not, and will not permit any Subsidiary to, change its fiscal year or method of accounting, except as required by Agreement Accounting Principles.

        6.26. Environmental Covenant. The Borrower will, and will cause each of its Subsidiaries to:

                (a) use and operate all of its facilities and properties in compliance with all Environmental Laws, keep all necessary environmental permits, approvals, certificates and licenses in effect and remain in compliance therewith, and handle all Hazardous Materials in compliance with all applicable Environmental Laws;

                (b) immediately notify the Lenders and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the environmental condition of its facilities and properties or compliance with Environmental Laws, and promptly cure and have dismissed with prejudice any such actions and proceedings to the satisfaction of the Lender; and

                (c) provide such information and certifications which the Lender may reasonably request from time to time to insure compliance with this
Section 6.26.

        6.27. Litigation and Other Notices. The Borrower will, and will cause each Subsidiary to, give the Lenders prompt written notice of the following:

                (a) the issuance by any court or governmental agency or authority of any injunction, order, decision or other restraint prohibiting, or having the effect of prohibiting, the making of the Advances or the initiation of any litigation or similar proceeding seeking any such injunction, order or other restraint; and

                (b) the filing or commencement of any action, suit or proceeding against the Borrower or any of its Subsidiaries whether at law or in equity or by or before any court or any federal, state, municipal or other governmental agency or authority and which, if adversely determined against the Borrower or any of its Subsidiaries, as the case may be, is likely to (in the Borrower's reasonable judgment) result in liability in excess of $2,000,000 in the aggregate.

                                   ARTICLE VII

                                    DEFAULTS

        The occurrence of any one or more of the following events shall constitute a Default:

        7.1. Any representation or warranty made or deemed made by or on behalf of the Borrower or any of its Subsidiaries to the Lenders or the Agent under or in connection with this Agreement, any other Loan Document, any Credit Extension, or any certificate or information delivered in connection with this Agreement or any other Loan Document shall be materially false or misleading on the date as of which made.

        7.2. Nonpayment of (a) principal of any Note or of any Reimbursement Obligation when due (including, without limitation, failure to make any payment required by Section 2.1.2), or (b) interest upon any Note or of any commitment fee or other obligation under any of the Loan Documents within five days (5) after the same becomes due.

        7.3. The breach by the Borrower of any of the terms or provisions of any of Sections 6.2, 6.4, 6.10, 6.11, 6.12, 6.13, 6.14, 6.15, 6.16, 6.22.1,
6.22.2, 6.22.3, 6.22.4, 6.23 or 6.24 above.

        7.4. The breach by the Borrower (other than a breach which constitutes a Default under Section 7.1, 7.2 or 7.3) of any of the terms or provisions of this Agreement which is not remedied within twenty (20) days after written notice from the Agent or any Lender, provided that if such breach is not capable of being cured within such twenty (20) day period, such cure period shall be extended for a period of sixty (60) additional days so long as the Borrower has diligently begun to cure such breach and diligently pursues such cure thereafter.

        7.5. Failure of the Borrower, any of its Subsidiaries or any Guarantor to pay any Indebtedness or any Contingent Obligation when due; or the default by the Borrower, any of its Subsidiaries or any Guarantor in the performance of any term, provision or condition contained in any agreement under which any Indebtedness or any Contingent Obligation was created or is governed, after the expiration of all applicable cure periods, or any other event shall occur or condition exist, the effect of which is to cause, or to permit the holder or holders of such Indebtedness to cause, such Indebtedness to become due prior to its stated maturity; or any Indebtedness of the Borrower, any of its Subsidiaries or any Guarantor shall be declared to be due and payable or required to be prepaid (other than by a regularly scheduled payment) prior to the stated maturity thereof; or the Borrower, any of its Subsidiaries or any Guarantor shall not pay, or admit in writing its inability to pay, its debts generally as they become due.

        7.6. The Borrower, any of its Subsidiaries or any Guarantor shall (a) have an order for relief entered with respect to it under the Federal bankruptcy laws as now or hereafter in effect or similar state laws, (b) make an assignment for the benefit of creditors, (c) apply for, seek, consent to, or acquiesce in, the appointment of a receiver, custodian, trustee, examiner, liquidator or similar official for it or any Substantial Portion of its Property, (d) institute any proceeding seeking an order for relief under the Federal bankruptcy laws as now or hereafter in effect or similar state laws, or seeking to adjudicate it a bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations of any such proceeding filed against it, (e) take any corporate action to authorize or effect any of the foregoing actions set forth in this Section 7.6 or (f) fail to contest in good faith any appointment or proceeding described in
Section 7.7.

        7.7. Without the application, approval or consent of the Borrower, any of its Subsidiaries or any Guarantor, a receiver, trustee, examiner, liquidator or similar official shall be appointed for the Borrower, any of its Subsidiaries or any Guarantor or any Substantial Portion of their respective Property, or a proceeding described in Section 7.6(d) shall be instituted against the Borrower, any of its Subsidiaries or any Guarantor and such appointment continues undischarged or such proceeding continues undismissed or unstayed for a period of sixty (60) consecutive days.

        7.8. Any court, government or governmental agency shall condemn, seize or otherwise appropriate, or take custody or control of (each a "Condemnation"), all or any portion of the Property of the Borrower or its Subsidiaries which, when taken together with all other Property of the Borrower and its Subsidiaries so condemned, seized, appropriated, or taken custody or control of, during the twelve-month period ending with the month in which any such Condemnation occurs, constitutes a Substantial Portion of such Property.

        7.9.    The Borrower or any of its Subsidiaries shall fail within thirty
(30) days to pay, bond or otherwise discharge any judgment or order for the payment of money in excess of $500,000, which is not stayed on appeal or otherwise being appropriately contested in good faith.

        7.10. The Unfunded Liabilities of all Single Employer Plans shall exceed in the aggregate $5,000,000 or any Reportable Event shall occur in connection with any Plan.

        7.11. The Borrower or any other member of the Controlled Group shall have been notified by the sponsor of a Multiemployer Plan that it has incurred withdrawal liability to such Multiemployer Plan in an amount which, when aggregated with all other amounts required to be paid to Multiemployer Plans by the Borrower or any other member of the Controlled Group as withdrawal liability (determined as of the date of such notification), exceeds $500,000 or requires payments exceeding $100,000 per annum.

        7.12. The Borrower or any other member of the Controlled Group shall have been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganization or is being terminated, within the meaning of Title IV of ERISA, if as a result of such reorganization or termination the aggregate annual contributions of the Borrower and the other members of the Controlled Group (taken as a whole) to all Multiemployer Plans which are then in reorganization or being terminated have been or will be increased over the amounts contributed to such Multiemployer Plans for the respective plan years of each such Multiemployer Plan immediately preceding the plan year in which the reorganization or termination occurs by an amount exceeding $1,000,000.

        7.13. The Borrower or any of its Subsidiaries shall be the subject of any proceeding pertaining to the release by (i) the Borrower, (ii) any Person acting on Borrower's behalf or (iii) any predecessor in interest to the assets and properties of the Borrower of Hazardous Material into the environment, or any violation of any Environmental Laws which, in either case, could have a Material Adverse Effect.

        7.14.   Any Change in Control shall occur.

        7.15. The occurrence of any "default" or "event of default", as defined in any Loan Document (other than this Agreement) or the breach of any of the terms or provisions of any Loan Document (other than this Agreement), which default or breach continues beyond any period of grace therein provided.

        7.16. Nonpayment by the Borrower of any Rate Hedging Obligation or the breach by the Borrower of any term, provision or condition contained in any agreement, device or arrangement giving rise to any Rate Hedging Obligation.

        7.17. The Guaranty shall fail to remain in full force or effect or any action shall be taken to discontinue or to assert the invalidity or unenforceability of the Guaranty, or any Guarantor shall fail to comply with any of the terms or provisions of the Guaranty, or any Guarantor denies that it has any further liability under the Guaranty, or gives notice to such effect.

        7.18. An event shall have occurred that could give rise to a Material Adverse Effect.

                                  ARTICLE VIII

                 ACCELERATION, WAIVERS, AMENDMENTS AND REMEDIES

        8.1.    Acceleration.

                (a) If any Default described in Section 7.6 or 7.7 occurs with respect to the Borrower, any of its Subsidiaries or any Guarantor, (i) the obligations of the Lenders to make Loans hereunder and the obligations of the Issuer to issue Facility Letters of Credit shall automatically terminate and the Obligations shall immediately become due and payable without presentment, demand, protest or notice of any kind, all of which the Borrower hereby expressly waives and without any election or action on the part of the Agent or any Lender and (ii) the Borrower will be and become thereby unconditionally obligated, without the need for demand or the necessity of any act or evidence, to deliver to the Agent, at its address specified pursuant to Article XIII, for deposit into the Letter of Credit Collateral Account, an amount (the "Collateral Shortfall Amount") equal to the excess, if any, of

                (A) 100% of the sum of the aggregate maximum amount remaining available to be drawn under the Facility Letters of Credit (assuming compliance with all conditions for drawing thereunder) issued by the Issuer and outstanding as of such time, over

                (B) the amount on deposit in the Letter of Credit Collateral Account at such time that is free and clear of all rights and claims of third parties and that has not been applied by the Lenders against the Obligations.

                (b) If any Default occurs and is continuing (other than a Default described in Section 7.6 or 7.7), (i) the Required Lenders may terminate or suspend the obligations of the Lenders to make Loans and the obligation of the Issuer to issue Facility Letters of Credit hereunder, or declare the Obligations to be due and payable, or both, whereupon the Obligations shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Borrower hereby expressly waives and (ii) the Required Lenders may, upon notice delivered to the Borrower and in addition to the continuing right to demand payment of all amounts payable under this Agreement, make demand on the Borrower to deliver (and the Borrower will, forthwith upon demand by the Required Lenders and without necessity of further act or evidence, be and become thereby unconditionally and jointly and severally obligated to deliver), to the Agent, at its address specified pursuant to
Article XIII, for deposit into the Letter of Credit Collateral Account an amount equal to the Collateral Shortfall Amount.

                (c) If at any time while any Default is continuing, the Agent determines that the Collateral Shortfall Amount at such time is greater than zero, the Agent may make demand on the Borrower to deliver (and the Borrower will, forthwith upon demand by the Agent and without necessity of further act or evidence, be and become thereby unconditionally obligated to deliver), to the Agent as additional funds to be deposited and held in the Letter of Credit Collateral Account an amount equal to such Collateral Shortfall Amount at such time.

                (d) The Agent may at any time or from time to time after funds are deposited in the Letter of Credit Collateral Account, apply such funds to the payment of the Obligations and any other amounts as shall from time to time have become due and payable by the Borrower to the Lenders under the Loan Documents.

                (e) At any time while any Default is continuing, neither the Borrower nor any Person claiming on behalf of or through the Borrower shall have any right to withdraw any of the funds held in the Letter of Credit Collateral Account. After all of the Obligations have been indefeasibly paid in full, any funds remaining in the Letter of Credit Collateral Account shall be returned by the Agent to the Borrower or paid to whoever may be legally entitled thereto at such time.

                (f) The Agent shall exercise reasonable care in the custody and preservation of any funds held in the Letter of Credit Collateral Account and shall be deemed to have exercised such care if such funds are accorded treatment substantially equivalent to that which the Agent accords its own property, it being understood that the Agent shall not have any responsibility for taking any necessary steps to preserve rights against any Persons with respect to any such funds.

        8.2. Amendments. Subject to the provisions of this Article VIII, the Required Lenders (or the Agent with the consent in writing of the Required Lenders) and the Borrower may enter into agreements supplemental hereto for the purpose of adding or modifying any provisions to the Loan Documents or changing in any manner the rights of the Lenders or the Borrower hereunder or waiving any Default hereunder; provided, however, that no such supplemental agreement shall, without the consent of each Lender directly or indirectly affected thereby:

                (a) Extend the maturity of any Loan or Note or forgive all or any portion of the principal amount thereof, or reduce the rate or extend the time of payment of interest or fees thereon.

                (b) Reduce or extend the Reimbursement Obligations, or reduce the rate or change the time of payment of any fees related to Facility Letters of Credit or Swing Line Loans;

                (c) Reduce the percentage specified in the definition of Required Lenders.

                (d) Extend the Facility Termination Date, or reduce the amount or extend the payment date for the scheduled or mandatory commitment reductions or prepayments required under Sections 2.1.2 and 2.4, or increase the amount of the Revolving Commitment of any Lender hereunder, or permit the Borrower to assign its rights under this Agreement.

                (e)     Amend this Section 8.2.

                (f)     Release any Guarantor from the Guaranty.

No amendment of any provision of this Agreement relating to the Agent, the Issuer or the Swing Line Lender shall be effective without the written consent of the Agent, the Issuer or the Swing Line Lender, as the case may be. The Agent may waive payment of the fee required under Section 12.3.2 without obtaining the consent of any other party to this Agreement.

                8.3. Preservation of Rights. No delay or omission of the Lenders or the Agent to exercise any right under the Loan Documents shall impair such right or be construed to be a waiver of any Default or an acquiescence therein, and the making of a Credit Extension notwithstanding the existence of a Default or the inability of the Borrower to satisfy the conditions precedent to such Credit Extension shall not constitute any waiver or acquiescence. Any single or partial exercise of any such right shall not preclude other or further exercise thereof or the exercise of any other right, and no waiver, amendment or other variation of the terms, conditions or provisions of the Loan Documents whatsoever shall be valid unless in writing signed by the Lenders required pursuant to Section 8.2, and then only to the extent in such writing specifically set forth. All remedies contained in the Loan Documents or by law afforded shall be cumulative and all shall be available to the Agent and the Lenders until the Obligations have been paid in full.

                                   ARTICLE IX

                               GENERAL PROVISIONS

        9.1. Survival of Representations. All representations and warranties of the Borrower contained in this Agreement shall survive delivery of the Notes and the making of the Loans herein contemplated.

        9.2. Governmental Regulation. Anything contained in this Agreement to the contrary notwithstanding, no Lender shall be obligated to extend credit to the Borrower in violation of any limitation or prohibition provided by any applicable statute or regulation.

        9.3. Taxes. Any Taxes (excluding Excluded Taxes) or other similar assessments or charges made by any governmental or revenue authority in respect of the Loan Documents shall be paid by the Borrower, together with interest and penalties, if any.

        9.4. Headings. Section headings in the Loan Documents are for convenience of reference only, and shall not govern the interpretation of any of the provisions of the Loan Documents.

        9.5. Entire Agreement. The Loan Documents, together with the letter agreement referred to in Section 2.4.1(b), embody the entire agreement and understanding among the Borrower, the Agent and the Lenders and supersede all prior agreements and understandings among the Borrower, the Agent and the Lenders relating to the subject matter thereof.

        9.6. Several Obligations; Benefits of this Agreement. The respective obligations of the Lenders hereunder are several and not joint and no Lender shall be the partner or agent of any other (except to the extent to which the Agent is authorized to act as such). The failure of any Lender to perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder. This Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and assigns.

        9.7. Expenses; Indemnification. The Borrower shall reimburse the Agent for any and all costs, internal charges and out-of-pocket expenses (including without limitation attorneys' fees and time charges of attorneys for the Agent, which attorneys may be employees of the Agent) paid or incurred by the Agent in connection with the preparation, negotiation, execution, delivery, review, amendment and modification of the Loan Documents. The Borrower's obligations for such expenses relating to the preparation, negotiation, execution, delivery and review of this Agreement and the Loan Documents (but not the amendment, modification or syndication thereof) shall be limited to $25,000. The Borrower also agrees to reimburse the Agent and the Lenders for any costs, internal charges and out-of-pocket expenses (including attorneys' fees and time charges of attorneys for the Agent and the Lenders, which attorneys may be employees of the Agent or the Lenders) paid or incurred by the Agent or any Lender in connection with the collection and enforcement of the Loan Documents. The Borrower further agrees to indemnify the Agent and each Lender, its directors, officers and employees against all losses, claims, damages, penalties, judgments, liabilities and expenses (including, without limitation, all expenses of litigation or preparation therefor whether or not the Agent or any Lender is a party thereto) which any of them may pay or incur arising out of or relating to (i) this Agreement, (ii) the other Loan Documents, (iii) the transactions contemplated hereby and by the Stock Repurchase, (iv) the direct or indirect application or proposed application of the proceeds of any Loan hereunder, (v) the Release of Hazardous Materials in, onto or from the Borrower's or its Subsidiaries' owned or leased property and (vi) any violation of Environmental Laws. The obligations of the Borrower under this Section shall survive the termination of this Agreement and the payment and performance of the Obligations.

        9.8. Numbers of Documents. All statements, notices, closing documents, and requests hereunder shall be furnished to the Agent with sufficient counterparts so that the Agent may furnish one to each of the Lenders.



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

        9.9. Accounting. Except as provided to the contrary herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with Agreement Accounting Principles.

        9.10. Severability of Provisions. Any provision in any Loan Document that is held to be inoperative, unenforceable, or invalid in any jurisdiction shall, as to that jurisdiction, be inoperative, unenforceable, or invalid without affecting the remaining provisions in that jurisdiction or the operation, enforceability, or validity of that provision in any other jurisdiction, and to this end the provisions of all Loan Documents are declared to be severable.

        9.11. Nonliability of Lenders. The relationship between the Borrower, on the one hand, and the Lenders and the Agent, on the other, shall be solely that of borrower and lender. Neither the Agent nor any Lender shall have any fiduciary responsibilities to the Borrower. Neither the Agent nor any Lender undertakes any responsibility to the Borrower to review or inform the Borrower of any matter in connection with any phase of the Borrower's or its Subsidiaries' business or operations. The Borrower agrees that neither the Agent nor any Lender shall have liability to the Borrower (whether sounding in tort, contract or otherwise) for losses suffered by the Borrower in connection with, arising out of, or in any way related to, the transactions contemplated and the relationship established by the Loan Documents, or any act, omission or event occurring in connection therewith, unless it is determined by a court of competent jurisdiction in a final and non-appealable order that such losses resulted from the gross negligence or willful misconduct of the party from which recovery is sought. Neither the Agent nor any Lender shall have any liability with respect to, and the Borrower hereby waives, releases and agrees not to sue for, any special, indirect or consequential damages suffered by the Borrower in connection with, arising out of, or in any way related to the Loan Documents or the transactions contemplated thereby.

        9.12. Confidentiality. Each Lender agrees to hold any confidential information which it may receive from the Borrower pursuant to this Agreement in confidence, except for disclosure (a) to other Lenders and their respective Affiliates, (b) to legal counsel, accountants, and other professional advisors to that Lender or to a Transferee each of whom shall be subject to the restrictions set forth in this Section, (c) to regulatory officials, (d) to any Person as requested pursuant to or as required by law, regulation, or legal process, (e) to any Person in connection with any legal proceeding to which that Lender is a party, and (f) as permitted by Section 12.4.

        9.13. New Credit Facilities. The Borrower, the Agent, and the Lenders agree that on the Closing Date the following transactions shall be deemed to occur automatically, without further action by any party thereto:

                (a) The Original Credit Facilities shall be replaced by the New Credit Facilities and the Original Agreement shall be deemed to be amended, restated and superseded in its entirety in the form of this Agreement; and

                (b) All Indebtedness, liabilities and obligations outstanding under the Original Agreement and the promissory notes delivered thereunder shall, to the extent not paid on the Closing Date, be deemed to be Obligations outstanding hereunder. Each Lender party to the Original



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

Agreement shall, promptly after receipt of its Notes hereunder, return to the Borrower the promissory notes received by it in connection with the Original Agreement.

The Borrower, the Agent, and the Lenders agree that (i) this Agreement, the Notes delivered pursuant hereto and the other Loan Documents executed and delivered in connection herewith do not constitute a novation, payment and reborrowing, or termination of the "Obligations" (as defined in the Original Agreement) under the Original Agreement as in effect prior to the restatement Closing Date; (ii) all terms and conditions of the Original Agreement which are amended and restated by this Agreement shall remain effective until such amendment and restatement becomes effective hereunder; and (iii) the representations, warranties and covenants set forth herein shall become effective concurrently with the occurrence of the Closing Date. Notwithstanding the modification effected by this Agreement of the representations, warranties and covenants of the Borrower contained in the Original Agreement, the Borrower acknowledges and agrees that any choses in action or other rights created in favor of any Lender and its respective successors arising out of the representations and warranties of the Borrower contained in or delivered (including representations and warranties delivered in connection with the making of Loans, issuance of Facility Letters of Credit or other extensions of credit thereunder) in connection with the Original Agreement, shall survive the execution and delivery of this Agreement; provided that it is understood and agreed that Borrower's monetary obligations under the Original Agreement in respect of the loans and letters of credit thereunder are evidenced by this Agreement as provided in Article II hereof.

        9.14. Interest Limitation. Anything in this Agreement, the Notes or any other Loan Document to the contrary notwithstanding, the Borrower shall never be required to pay interest at a rate in excess of the highest lawful rate, and if the effective rate of interest that would otherwise be payable under this Agreement, the Notes or any other Loan Document would exceed the highest lawful rate, or if any holder of any Note shall receive monies that are deemed to constitute interest which would increase the effective rate of interest payable under this Agreement, the Notes or any other Loan Document to a rate in excess of the highest lawful rate, then (a) the amount of interest that would otherwise be payable under this Agreement, the Notes and the other Loan Documents shall be reduced to the amount allowed under applicable law, and (b) any interest paid in excess of the highest lawful rate shall, at the option of the holder of such Note, be either refunded to the payor or credited on the principal of the Note.

        9.15. Loan Documents. In the event of any conflict or inconsistency between the terms and provisions of this Agreement and those of any other Loan Document, the terms and provisions of this Agreement shall govern and control to the extent of such conflict or inconsistency.

        9.16. Interpretation. In this Agreement and each other Loan Document, unless a clear contrary intention appears:

                (a) The singular number includes the plural number and vice versa;

                (b) Reference to any Person includes such Person's successors and assigns but, if applicable, only if such successors and assigns are permitted by the Loan Documents, and reference to a Person in a particular capacity excludes such Person in any other capacity;



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

                (c)     reference to either gender includes the other gender;

                (d) reference to any agreement (including this Agreement and the Schedules and Exhibits and the other Loan Documents), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof and the other Loan Documents, and reference to any promissory note includes any promissory note which is an extension or renewal thereof or a substitute or replacement therefor; and

                (e) reference to any law, rule, regulation, order, decree, requirement, policy, guideline, directive or interpretation means as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect on the determination date, including rules and regulations promulgated thereunder.

                                    ARTICLE X

                                    THE AGENT

        10.1. Appointment. First Chicago is hereby appointed by the Lenders as the Agent hereunder and under each other Loan Document, and each of the Lenders irrevocably authorizes the Agent to act as the contractual representative of such Lender. The Agent agrees to act as such contractual representative upon the express conditions contained in this Article X. Notwithstanding the use of the defined term "Agent," it is expressly understood and agreed that the Agent shall not have any fiduciary responsibilities to any Lender by reason of this Agreement or any other Loan Document and that the Agent is merely acting as the representative of the Lenders with only those duties as are expressly set forth in this Agreement and the other Loan Documents. In its capacity as the Lenders' contractual representative, the Agent (a) does not hereby assume any fiduciary duties to any of the Lenders, (b) is a "representative" of the Lenders within the meaning of Section 9-105 of the Uniform Commercial Code and (c) is acting as an independent contractor, the rights and duties of which are limited to those expressly set forth in this Agreement and the other Loan Documents. Each of the Lenders hereby agrees to assert no claim against the Agent on any agency theory or any other theory of liability for breach of fiduciary duty, all of which claims each Lender hereby waives.

        10.2. Powers. The Agent shall have and may exercise such powers under the Loan Documents as are specifically delegated to the Agent by the terms of each thereof, together with such powers as are reasonably incidental thereto. The Agent shall have no implied duties to the Lenders, or any obligation to the Lenders to take any action thereunder except any action specifically provided by the Loan Documents to be taken by the Agent.

        10.3. General Immunity. Neither the Agent nor any of its directors, officers, agents or employees shall be liable to the Borrower, the Lenders or any Lender for any action taken or omitted to be taken by it or them hereunder or under any other Loan Document or in connection herewith or therewith except for its or their own gross negligence or willful misconduct.



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

        10.4. No Responsibility for Loans, Recitals, etc. Neither the Agent nor any of its directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into, or verify (a) any statement, warranty or representation made in connection with any Loan Document or any borrowing hereunder; (b) the performance or observance of any of the covenants or agreements of any obligor under any Loan Document, including, without limitation, any agreement by an obligor to furnish information directly to each Lender; (c) the satisfaction of any condition specified in Article IV, except receipt of items required to be delivered to the Agent and not waived at closing; or (d) the validity, effectiveness or genuineness of any Loan Document or any other instrument or writing furnished in connection therewith. The Agent shall have no duty to disclose to the Lenders information that is not required to be furnished by the Borrower to the Agent at such time, but is voluntarily furnished by the Borrower to the Agent (either in its capacity as Agent or in its individual capacity).

        10.5. Action on Instructions of Lenders. The Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder and under any other Loan Document in accordance with written instructions signed by the Required Lenders or the Lenders, as the case may be, and such instructions and any action taken or failure to act pursuant thereto shall be binding on all of the Lenders and on all holders of Notes. The Lenders hereby acknowledge that the Agent shall be under no duty to take any discretionary action permitted to be taken by it pursuant to the provisions of this Agreement or any other Loan Document unless it shall be requested in writing to do so by the Required Lenders. The Agent shall be fully justified in failing or refusing to take any action hereunder and under any other Loan Document unless it shall first be indemnified to its satisfaction by the Lenders pro rata against any and all liability, cost and expense that it may incur by reason of taking or continuing to take any such action.

        10.6. Employment of Agents and Counsel. The Agent may execute any of its duties as Agent hereunder and under any other Loan Document by or through employees, agents, and attorneys-in-fact and shall not be answerable to the Lenders, except as to money or securities received by it or its authorized agents, for the default or misconduct of any such agents or attorneys-in-fact selected by it with reasonable care. The Agent shall be entitled to advice of counsel concerning all matters pertaining to the agency hereby created and its duties hereunder and under any other Loan Document.

        10.7. Reliance on Documents; Counsel. The Agent shall be entitled to rely upon any Note, notice, consent, certificate, affidavit, letter, telegram, statement, paper or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons, and, in respect to legal matters, upon the opinion of counsel selected by the Agent, which counsel may be employees of the Agent.

        10.8. Agent's Reimbursement and Indemnification. The Lenders agree to reimburse and indemnify the Agent ratably in proportion to their respective Revolving Commitments (or, if the Revolving Commitments have been terminated, in proportion to their Revolving Commitments immediately prior to such termination)
(a) for any amounts not reimbursed by the Borrower for which the Agent is entitled to reimbursement by the Borrower under the Loan Documents, (b) for any other expenses incurred by the Agent on behalf of the Lenders, in connection with the preparation, execution, delivery, administration and enforcement of the Loan Documents and (c) for any liabilities,



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

obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind and nature whatsoever which may be imposed on, incurred by or asserted against the Agent in any way relating to or arising out of the Loan Documents or any other document delivered in connection therewith or the transactions contemplated thereby, or the enforcement of any of the terms thereof or of any such other documents, provided that no Lender shall be liable for any of the foregoing to the extent they arise from the gross negligence or willful misconduct of the Agent. The obligations of the Lenders under this Section 10.8 shall survive payment of the Obligations and termination of this Agreement.

        10.9. Rights as a Lender. In the event the Agent is a Lender, the Agent shall have the same rights and powers hereunder and under any other Loan Document as any Lender and may exercise the same as though it were not the Agent, and the term "Lender" or "Lenders" shall, at any time when the Agent is a Lender, unless the context otherwise indicates, include the Agent in its individual capacity. The Agent may accept deposits from, lend money to, and generally engage in any kind of trust, debt, equity or other transaction, in addition to those contemplated by this Agreement or any other Loan Document, with the Borrower in which the Borrower is not restricted hereby from engaging with any other Person. The Agent, in its individual capacity, is not obligated to remain a Lender.

        10.10. Lender Credit Decision. Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender and based on the financial statements prepared by the Borrower and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement and the other Loan Documents. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement and the other Loan Documents.

        10.11. Successor Agent. The Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower, such resignation to be effective upon the appointment of a successor Agent or, if no successor Agent has been appointed, forty-five days after the retiring Agent gives notice of its intention to resign. Upon any such resignation, the Required Lenders shall have the right to appoint, on behalf of the Borrower and the Lenders, a successor Agent. If no successor Agent shall have been so appointed by the Required Lenders within thirty days after the resigning Agent's giving notice of its intention to resign, then the resigning Agent may appoint, on behalf of the Borrower and the Lenders, a successor Agent. If the Agent has resigned and no successor Agent has been appointed, the Lenders may perform all the duties of the Agent hereunder and the Borrower shall make all payments in respect of the Obligations to the applicable Lender and for all other purposes shall deal directly with the Lenders. No successor Agent shall be deemed to be appointed hereunder until such successor Agent has accepted the appointment. Any such successor Agent shall be a commercial bank having capital and retained earnings of at least $50,000,000. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the resigning Agent. Upon the effectiveness of the resignation of the Agent, the resigning Agent shall be discharged from its duties and obligations hereunder and under the Loan Documents. After the effectiveness of the resignation of an Agent, the provisions of this Article X shall continue in effect for the benefit of such Agent in respect of any



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

actions taken or omitted to be taken by it while it was acting as the Agent hereunder and under the other Loan Documents.

        10.12. Notice of Default. The Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Unmatured Default hereunder unless the Agent has received notice from a Lender or the Borrower referring to this Agreement describing such Default or Unmatured Default and stating that such notice is a "notice of default". In the event that the Agent receives such a notice, the Agent shall give prompt notice thereof to the Lenders.

                                   ARTICLE XI

                            SETOFF; RATABLE PAYMENTS

        11.1. Setoff. In addition to, and without limitation of, any rights of the Lenders under applicable law, if the Borrower becomes insolvent, however evidenced, or any Default or Unmatured Default occurs, any and all deposits (including all account balances, whether provisional or final and whether or not collected or available) and any other Indebtedness at any time held or owing by any Lender to or for the credit or account of the Borrower may be offset and applied toward the payment of the Obligations owing to such Lender, whether or not the Obligations, or any part hereof, shall then be due.

        11.2. Ratable Payments. If any Lender, whether by setoff or otherwise, has payment made to it upon its Loans or participations in Facility Letters of Credit or Swing Line Loans (other than payments received pursuant to Sections 3.1, 3.2, 3.3 or 3.5) in a greater proportion than that received by any other Lender, such Lender agrees, promptly upon demand, to purchase a portion of the Loans or participations in Facility Letters of Credit or Swing Line Loans held by the other Lenders so that after such purchase each Lender will hold its ratable proportion of Loans and participations in Facility Letters of Credit. If any Lender, whether in connection with setoff or amounts which might be subject to setoff or otherwise, receives collateral or other protection for its Obligations or such amounts which may be subject to setoff, such Lender agrees, promptly upon demand, to take such action necessary such that all Lenders share in the benefits of such collateral ratably in proportion to their Loans, Facility Letters of Credit and Swing Line Loans. In case any such payment is disturbed by legal process, or otherwise, appropriate further adjustments shall be made.

                                   ARTICLE XII

                BENEFIT OF AGREEMENT; ASSIGNMENTS; PARTICIPATIONS

        12.1. Successors and Assigns. The terms and provisions of the Loan Documents shall be binding upon and inure to the benefit of the Borrower and the Lenders and their respective successors and assigns, except that (a) the Borrower shall not have the right to assign its rights or obligations under the Loan Documents and (b) any assignment by any Lender must be made in compliance with Section 12.3. Notwithstanding clause (b) of this Section, any Lender may at any time, without the consent of the Borrower or the Agent, assign all or any portion of its rights under this Agreement and its Notes to a Federal Reserve Bank; provided, however, that no such assignment shall release the



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

transferor Lender from its obligations hereunder. The Agent may treat the payee of any Note as the owner thereof for all purposes hereof unless and until such payee complies with Section 12.3 in the case of an assignment thereof or, in the case of any other transfer, a written notice of the transfer is filed with the Agent. Any assignee or transferee of a Note agrees by acceptance thereof to be bound by all the terms and provisions of the Loan Documents. Any request, authority or consent of any Person, who at the time of making such request or giving such authority or consent is the holder of any Note, shall be conclusive and binding on any subsequent holder, transferee or assignee of such Note or of any Note or Notes issued in exchange therefor.

        12.2.   Participations.

                12.2.1. Permitted Participants; Effect. Any Lender may, in the ordinary course of its business and in accordance with applicable law, at any time sell to one or more banks or other entities ("Participants") participating interests in any Loan owing to such Lender, any participation in Facility Letters of Credit owned by such Lender, any Note held by such Lender, any Revolving Commitment of such Lender or any other interest of such Lender under the Loan Documents. In the event of any such sale by a Lender of participating interests to a Participant, such Lender's obligations under the Loan Documents shall remain unchanged, such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, such Lender shall remain the holder of any such Note for all purposes under the Loan Documents, all amounts payable by the Borrower under this Agreement shall be determined as if such Lender had not sold such participating interests, and the Borrower and the Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under the Loan Documents.

                12.2.2. Voting Rights. Each Lender shall retain the sole right to approve, without the consent of any Participant, any amendment, modification or waiver of any provision of the Loan Documents other than any amendment, modification or waiver with respect to any Loan, Facility Letter of Credit, Swing Line Loan or Revolving Commitment in which such Participant has an interest which forgives principal, interest or fees or reduces the interest rate or fees payable with respect to any such Loan, Facility Letter of Credit, Swing Line Loan or Revolving Commitment, postpones any date fixed for any regularly-scheduled payment of principal of, or interest or fees on, any such Loan, Facility Letter of Credit, Swing Line Loan or Revolving Commitment, releases any guarantor of any such Loan, Facility Letter of Credit or Swing Line Loan or releases any substantial portion of collateral, if any, securing any such Loan, Facility Letter of Credit or Swing Line Loan.

                12.2.3. Benefit of Setoff. The Borrower agrees that each Participant shall be deemed to have the right of setoff provided in Section 11.1 in respect of its participating interest in amounts owing under the Loan Documents to the same extent as if the amount of its participating interest were owing directly to it as a Lender under the Loan Documents, provided that each Lender shall retain the right of setoff provided in Section 11.1 with respect to the amount of participating interests sold to each Participant. The Lenders agree to share with each Participant, and each Participant, by exercising the right of setoff provided in Section 11.1, agrees to share with each Lender, any amount received pursuant to the exercise of its right of setoff, such amounts to be shared in accordance with Section 11.2 as if each Participant were a Lender.



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

        12.3.   Assignments.

                12.3.1. Permitted Assignments. Any Lender may, in the ordinary course of its business and in accordance with applicable law, and with the consent of the Agent and the Issuer, at any time assign to one or more banks or other entities ("Purchasers") all or any part of its rights and obligations under the Loan Documents, provided that no such assignment shall be of less than $5,000,000 of such selling Lender's Revolving Commitment or (if the Aggregate Commitment has been terminated) of aggregate principal amount of such selling Lender's Loans, unless such assignment is of the entire remaining amount of such selling Lender's Revolving Commitment and Loans. Such assignment shall be substantially in the form of Exhibit E hereto or in such other form as may be agreed to by the parties thereto and the Agent. The consent of the Agent shall be required prior to an assignment becoming effective with respect to a Purchaser which is not a Lender or an Affiliate thereof.

                12.3.2. Effect; Effective Date. Upon (i) delivery to the Agent of a notice of assignment, substantially in the form attached as Annex I to Exhibit E hereto (a "Notice of Assignment"), together with any consents required by Section 12.3.1, and (ii) payment of a $3,500 fee to the Agent for processing such assignment, such assignment shall become effective on the effective date specified in such Notice of Assignment. The Notice of Assignment shall contain a representation by the Purchaser to the effect that none of the consideration used to make the purchase of the Revolving Commitment, Loans, participation in Facility Letters of Credit and Swing Line Loans under the applicable assignment agreement are "plan assets" as defined under ERISA and that the rights and interests of the Purchaser in and under the Loan Documents will not be "plan assets" under ERISA. On and after the effective date of such assignment, such Purchaser shall for all purposes be a party to this Agreement and any other Loan Document executed by or on behalf of the Lenders and shall have all the rights and obligations of a Lender under the Loan Documents, to the same extent as if it were an original party hereto, and no further consent or action by the Borrower, the Lenders or the Agent shall be required to release the transferor Lender with respect to the percentage of the Aggregate Commitment, Loans, participation in Facility Letters of Credit and Swing Line Loans assigned to such Purchaser. Upon the consummation of any assignment to a Purchaser pursuant to this Section 12.3.2, the transferor Lender, the Agent and the Borrower shall make appropriate arrangements so that replacement Notes are issued to such transferor Lender and new Notes or, as appropriate, replacement Notes, are issued to such Purchaser, in each case in principal amounts reflecting their Revolving Commitment, as adjusted pursuant to such assignment. In addition, within a reasonable time after the effective date of any assignment, the Agent shall, and is hereby authorized and directed to, revise Schedule 1 reflecting the revised Percentages of each of the Lenders and shall distribute such revised
Schedule 1 to each of the Lenders and the Borrower and such revised Schedule 1 shall replace the old Schedule 1 and become part of this Agreement.

        12.4. Dissemination of Information. The Borrower authorizes each Lender to disclose to any Participant or Purchaser or any other Person acquiring an interest in the Loan Documents by operation of law (each a "Transferee") and any prospective Transferee any and all information in such Lender's possession concerning the creditworthiness of the Borrower and its Subsidiaries; provided that each Transferee and prospective Transferee agrees to be bound by Section
9.12 of this Agreement.



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

        12.5. Tax Treatment. If any interest in any Loan Document is transferred to any Transferee which is organized under the laws of any jurisdiction other than the United States or any State thereof, the transferor Lender shall cause such Transferee, concurrently with the effectiveness of such transfer, to comply with the provisions of Section 2.9.

                                  ARTICLE XIII

                                     NOTICES

        13.1. Giving Notice. Except as otherwise permitted by Section 2.6 with respect to borrowing notices, any notice required or permitted to be given under this Agreement shall be sent by United States mail, telegraph, telex, FAX or nationally established overnight courier service, and shall be deemed received
(a) when received by the addressee if sent via the United States mail, postage prepaid, (b) when delivered to the appropriate office or machine operator for transmission, charges prepaid, if sent by telegraph or telex (answerback confirmed in the case of telexes), (c) when receipt thereof by the addressee is confirmed by telephone if sent by FAX and (d) one (1) business day after delivery to an overnight courier service, if sent by such service, in each case addressed to the relevant party at the address set forth for such party on the signature pages hereto or at such other address as may be designated by such party in a notice to the other parties.

        13.2. Change of Address. The Borrower, the Agent and any Lender may change the address for service of notice upon it by a notice in writing to the other parties hereto.

                                   ARTICLE XIV

                                  COUNTERPARTS

        This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any of the parties hereto may execute this Agreement by signing any such counterpart. This Agreement shall be effective when it has been executed by the Borrower, the Agent and the Lenders and each party has either notified the Agent, by telex or telephone, that it has taken such action.

                                   ARTICLE XV

          CHOICE OF LAW, CONSENT TO JURISDICTION, WAIVER OF JURY TRIAL

        15.1. CHOICE OF LAW. THE LOAN DOCUMENTS (OTHER THAN THOSE CONTAINING A CONTRARY EXPRESS CHOICE OF LAW PROVISION) SHALL BE CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AND NOT THE LAW OF CONFLICTS) OF THE STATE OF ILLINOIS, BUT GIVING EFFECT TO FEDERAL LAWS APPLICABLE TO NATIONAL BANKS.

        15.2. CONSENT TO JURISDICTION. THE BORROWER HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL

OR ILLINOIS STATE COURT SITTING IN CHICAGO IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENTS AND THE BORROWER HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION THE BORROWER MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM. NOTHING HEREIN SHALL LIMIT THE RIGHT OF THE AGENT OR ANY LENDER TO BRING PROCEEDINGS AGAINST THE BORROWER IN THE COURTS OF ANY OTHER JURISDICTION. ANY JUDICIAL PROCEEDING BY THE BORROWER AGAINST THE AGENT OR ANY LENDER OR ANY AFFILIATE OF THE AGENT OR ANY LENDER INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH ANY LOAN DOCUMENT SHALL BE BROUGHT ONLY IN A COURT IN CHICAGO, ILLINOIS.

        15.3. WAIVER OF JURY TRIAL. THE BORROWER, THE AGENT AND EACH LENDER HEREBY EXPRESSLY, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE TRIAL BY JURY IN ANY ACTION OR PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH ANY LOAN DOCUMENT OR THE RELATIONSHIP ESTABLISHED THEREUNDER. THE TERMS AND PROVISIONS OF THIS SECTION CONSTITUTE A MATERIAL INDUCEMENT FOR THE PARTIES ENTERING INTO THIS AGREEMENT.

        IN WITNESS WHEREOF, the Borrower, the Lenders and the Agent have executed this Agreement as of the date first above written.


                                      ASTEC INDUSTRIES, INC.


                                      By:
                                         ---------------------------------------

                                      Print Name:
                                                 -------------------------------

                                      Title:
                                            ------------------------------------

                                      Address:     4101 Jerome Avenue
                                                   Chattanooga, Tennessee 37407
                                      Telecopy:    (423) 867-4210
                                      Telephone:   (423) 867-4127
                                      Attention:   F. McKamy Hall


                                      THE FIRST NATIONAL BANK OF CHICAGO,
                                      INDIVIDUALLY AND AS AGENT


                                      By:
                                         ---------------------------------------

                                      Print Name:
                                                 -------------------------------

                                      Title:
                                            ------------------------------------

                                      Address:     One First National Plaza
                                                   Chicago, Illinois 60670
                                      Telecopy:    (312) 732-5296
                                      Telephone:   (312) 732-5730
                                      Attention:   David T. McNeela


                                      For purposes of Section 2.11:

                                      TRENCOR, INC.


                                      By:
                                         ---------------------------------------

                                      Print Name:
                                                 -------------------------------

                                      Title:
                                            ------------------------------------

                                      Address:
                                              ----------------------------------

                                      ------------------------------------------
                                      Telecopy:
                                               ---------------------------------
                                      Telephone:
                                               ---------------------------------
                                      Attention:
                                               ---------------------------------

                                   SCHEDULE 1

                        REVOLVING COMMITMENTS/PERCENTAGES


================================================================================
LENDER                                 REVOLVING COMMITMENT       PERCENTAGE
--------------------------------------------------------------------------------
The First National Bank of Chicago          $40,000,000             100.00%
================================================================================

                                                                  EXHIBIT (b)(5)


                          AMENDED AND RESTATED GUARANTY


        THIS AMENDED AND RESTATED GUARANTY (this "Guaranty") is made as of May 5, 1997 by each of the undersigned entities (each, a "Guarantor" and collectively, the "Guarantors"), in favor of The First National Bank of Chicago, Agent, for the ratable benefit of the Lenders (as defined in the Credit Agreement referred to below), and the Lenders.


                                    RECITALS

        A. Pursuant to an Amended and Restated Credit Agreement dated of even date herewith (as amended, modified, restated or supplemented from time to time, the "Credit Agreement") executed by Astec Industries, Inc., a Tennessee corporation (the "Borrower"), the Lenders have agreed to extend credit in the form of a revolving credit facility to the Borrower in an aggregate principal amount of up to $40,000,000 (collectively, the "Credit"), subject to the terms and conditions and for the purposes set forth in the Credit Agreement.

        B. Each of the Guarantors is a wholly-owned subsidiary of the Borrower and will therefore receive direct and substantial benefit and substantial support from the Borrower as a result of the Lenders making available the Credit.

        C. In order to induce the Lenders to make available the Credit and enter into the Credit Agreement, which each Guarantor acknowledges the Lenders are doing in reliance on this Guaranty, the Guarantors have entered into this Guaranty as set forth below.


                                    AGREEMENT

        NOW, THEREFORE, for and in consideration of the matters set forth in the Recitals and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Guarantor agrees for the benefit of the Lenders as follows:

        1. Definitions. Any defined terms used herein, unless otherwise specified, shall have the meanings attributed to them in the Credit Agreement.

        2. Type of Guaranty and Obligations Covered. Each Guarantor, as primary obligor, and not as surety only, hereby absolutely, irrevocably, jointly and severally, unconditionally and continually guarantees to the Lenders prompt payment when due, whether by acceleration or otherwise, by the Borrower (or its successors in interest, including without limitation assignees, transferees, debtor in possession and trustee in bankruptcy) of any and all liabilities and obligations of the Borrower to the Lenders under the Credit Agreement, the Notes and the other Loan Documents, whether such liabilities are direct or indirect, absolute or contingent, joint, several or independent, now existing or hereafter created, due or to become due, and any and all extensions or renewals thereof, together with all costs and expenses, including without limitation attorneys' fees and disbursements, incurred by the Agent and the Lenders in collecting and enforcing any of such liabilities and enforcing this Guaranty (collectively, the "Guaranteed Obligations").

        3. Continuing Guaranty; No Discharge for Invalidity of Underlying Obligation; Term of Guaranty; Rescinded Payments.

                (a) This Guaranty shall be a continuing guaranty and remain in full force and effect, notwithstanding intervening events of any kind, until the Guarantors or the Borrower have performed each of the Guaranteed Obligations. No invalidity, irregularity or unenforceability of any or all of the Guaranteed Obligations, or any other circumstances which might otherwise constitute a legal or equitable discharge or defense of any Guarantor or the Borrower shall affect, impair, or be a defense to this Guaranty, which shall in every respect be construed as a primary obligation of each Guarantor. Each Guarantor waives any and all defenses, other than payment, which may be available to the Borrower with respect to the Guaranteed Obligations and agrees not to assert any such defense hereunder. Each Guarantor agrees that it shall not be released from its obligations hereunder by reason of any amendment to or alteration of the terms and conditions of the Credit Agreement or any of the other Loan Documents or the indebtedness arising thereunder, nor shall such Guarantor's obligations hereunder be altered or impaired by (i) any Default or other default by the Borrower under the Credit Agreement or any of the other Loan Documents, (ii) any delay of the Lenders in enforcing the terms and obligations of the Credit Agreement or any of the other Loan Documents, (iii) any waiver by the Lenders of any Default or other default by the Borrower under the Credit Agreement or any of the other Loan Documents, or (iv) the exercise of any remedies by the Agent or the Lenders under the Credit Agreement or any of the other Loan Documents.

                (b) If at any time all or any part of any payment theretofore applied by a Lender to any of the Guaranteed Obligations is or must be rescinded or returned by such Lender for any reason whatsoever, including without limitation as a voidable preference or transfer or pursuant to a settlement agreement or compromise effected by such Lender with a claimant, such Guaranteed Obligations shall, for the purposes of this Guaranty, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by such Lender, and this Guaranty shall continue to be effective or shall be reinstated, as the case may be, as to such Guaranteed Obligations, all as though such application by such Lender had not been made.

        4.      Waivers by Guarantors. Each Guarantor hereby expressly waives:
(a) notice of the acceptance by the Agent and the Lenders of this Guaranty, (b) notice of the existence or creation or nonpayment of all or any of the Guaranteed Obligations, (c) presentment, demand, notice of dishonor, protest, notice of protest and all other notices whatsoever, either in respect of this Guaranty or any or all of the Guaranteed Obligations, (d) all diligence in collection or protection of, or realization upon, the Guaranteed Obligations, any obligations hereunder, or any security for or guaranty of any of the foregoing, (e) any requirement on the part of the Lenders to mitigate the damages resulting from the default of the Borrower, (f) the benefit of all appraisement, valuation, marshalling, forbearance, stay, extension, redemption, homestead, exemption and moratorium laws, and (g) any obligation the Lenders may have to disclose to such Guarantor any facts the Lenders now or hereafter may know or have reasonably available to them regarding the Borrower or its financial condition, whether or not the Lenders have a reasonable opportunity to communicate such facts or have reason to believe that any such facts are unknown to such Guarantor or materially increase the risk to such Guarantor beyond the risk such Guarantor intends to assume hereunder. Each Guarantor also expressly waives any requirement that the Lenders first commence any action or assert any right against the Borrower or any other obligor, enforce any right against any security securing any of the Guaranteed Obligations, or join the Borrower in any action the Lenders may bring against such Guarantor under this Guaranty. Each Guarantor acknowledges that the Lenders have no obligation to obtain, perfect or retain a security interest in any property to secure any of the Guaranteed Obligations.

5. Lender Indulgences; Forbearance and Consents Relating to the Borrower. The Lenders may, at any time and from time to time, whether before or after any discontinuance of this Guaranty, without the consent of or notice to any Guarantor, except such notice as may be required by applicable statute and cannot be waived, without incurring responsibility to any Guarantor, and without impairing or releasing the obligations of any Guarantor hereunder, upon any terms or conditions, take any or all of the following actions (which may or could have the effect of changing the risk hereby undertaken by the Guarantors), to each of which actions each Guarantor hereby consents: (a) change the manner, place or terms of performance of any of the Guaranteed Obligations, (b) change, extend or renew for one or more periods (whether or not longer than the original period), alter or exchange any of the Guaranteed Obligations, (c) release, settle, subordinate or compromise any obligation of the Borrower, any Guarantor or any other guarantor with respect to any of the Guaranteed Obligations, (d) grant any indulgence or forbearance to the Borrower or consent to any action or failure to act of the Borrower, which, in the absence of the Lenders' consent, violates or may be deemed to violate any agreements of the Borrower with respect to any or all of the Guaranteed Obligations, (e) retain or obtain a security interest in any property to secure any of the Guaranteed Obligations or any obligation hereunder, (f) sell, substitute, exchange, release, surrender, realize upon or otherwise deal with in any manner all or any part of any property securing any of the Guaranteed Obligations or any obligation hereunder, (g) retain or obtain, or release or compromise, the primary or secondary obligations of any obligor or obligors, including without limitation any Guarantor or any other guarantor, with respect to any of the Guaranteed Obligations, (h) exerise or refrain from exercising any rights against the Borrower or others (including without limitation any Guarantor or any other guarantor) - or otherwise act or refrain from acting,
(i) apply any sums paid or realized to any Guaranteed Obligations regardless of what Guaranteed Obligations remain unpaid, (j) without limitation in any way to Section 8 below, act or fail to act in any manner referred to in this Guaranty which may deprive any Guarantor of its right to subrogation against the Borrower to recover full indemnity for any payments made pursuant to this Guaranty and (k) resort to any Guarantor for payment of any of the Guaranteed Obligations, whether or not the Lenders shall have resorted to any property securing any of the Guaranteed Obligations or any obligation hereunder or shall have proceeded against the Borrower or any other obligor, including any Guarantor, or any other guarantor primarily or secondarily obligated with respect to any of the Guaranteed Obligations.

        6. Set-off. Each Guarantor agrees that it shall make no claim or setoff, defense, recoupment or counterclaim of any sort whatsoever, nor shall such Guarantor seek to impair, limit or defeat in any way its obligations hereunder. Each Guarantor hereby waives any right to such a claim in limitation of its obligations hereunder.

        7. Representations and Warranties. Each Guarantor makes the following representations and warranties to the Lender, which (i) shall survive the execution and delivery of this Guaranty and (ii) shall be deemed to have been renewed upon each Borrowing Date under the Credit Agreement.

                        (a)     Such Guarantor is a corporation duly
        incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite authority, including without limitation all licenses, registrations, permits, franchises, patents, copyrights, trademarks, tradenames, consents and approvals, to own its property and assets and consummate the transactions contemplated hereby and to conduct its business, and is qualified to do business and is in good standing in each jurisdiction in which its business is conducted and where such qualification is necessary.

                        (b) Such Guarantor has the corporate power and authority and legal right to execute and deliver this Guaranty and to perform its obligations hereunder. The execution and delivery by such Guarantor of this Guaranty and the performance of its obligations hereunder have been duly authorized by proper corporate proceedings, and this Guaranty constitutes the legal, valid and binding obligation of such Guarantor enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally.

                        (c) Neither the execution and delivery by such Guarantor of this Guaranty, nor compliance with the provisions hereof will violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on such Guarantor or its articles of incorporation or by-laws or the provisions of any indenture, instrument or agreement to which it is a party or is subject, or by which it, or its Property, is bound, or conflict with or constitute a default thereunder.

                        (d) Such Guarantor is not insolvent and the execution and delivery of this Guaranty will not render it insolvent.

        8. Application of Payments; Waiver and Subordination of Claims; Noninterference.

                (a) Subject to the terms of the Credit Agreement, any amounts received by a Lender from whatever source on account of the Guaranteed Obligations may be applied by it toward the payment of such of the Guaranteed Obligations, and in such order of application, as such Lender may from time to time elect in its sole discretion.

                (b) Each Guarantor hereby waives any claim or other right, contingent or otherwise, which such Guarantor may now have or hereafter acquire against the Borrower or any other Person that is primarily or contingently liable on the Guaranteed Obligations, including without limitation any right of subrogation, reimbursement, exoneration, contribution, indemnification or any right to participate in any claim or remedy of the Lenders against the Borrower or any collateral security therefor, which the Lenders now have or hereafter acquire, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including without limitation claims arising under the United States Bankruptcy Code, 11 U.S.C. ss.ss. 101 et seq., or any replacement or similar legislation.

                (c) Each Guarantor hereby agrees that neither such Guarantor, nor any of such Guarantor's agents, attorneys or employees will interfere in such Guarantor's behalf in any way with the enforcement by the Lender of any of its rights under this Guaranty.

        9.      Limitation on Obligations.

                (a) It is the intention of each of the Guarantors and the Lenders that, with respect to each Guarantor, such Guarantor's obligations hereunder shall be in, but not in excess of, as of any date, the greater of the following (such greater amount determined hereunder being the relevant Guarantor's "Maximum Liability"): (i) the aggregate amount of all monies received by such Guarantor from the Borrower after the date hereof (whether by loan, capital infusion or other means), or (ii) the maximum amount (such amount being a Guarantor's "Alternative Limitation") not subject to avoidance under Title 11 of the United States Code, as same may be amended from time to time, or any applicable state law (collectively, the "Bankruptcy Code"). To that end, but as to the Alternative Limitation of the Guarantors, only to the extent such obligations would otherwise be subject to avoidance under the Bankruptcy Code if a Guarantor is not deemed to have received valuable consideration, fair value or reasonably equivalent value for its obligations hereunder, any Guarantor's obligations hereunder shall be reduced to that amount which, after giving effect thereto, would not render such Guarantor insolvent, or leave such Guarantor with an unreasonably small capital to conduct its business, or cause such Guarantor to have incurred debts (or intended to have incurred debts) beyond its ability to pay such debts as they mature, at the time such obligations are deemed to have been incurred under the Bankruptcy Code. As used herein, the terms "insolvent" and "unreasonably small capital" shall likewise be determined in accordance with the Bankruptcy Code. This Section 9(a) with respect to the Alternative Limitation of the Guarantor is intended solely to preserve the rights of the Agent hereunder to the maximum extent not subject to avoidance under the Bankruptcy Code, no Guarantor or any other Person shall have any right or claim under this Section 9(a) with respect to the Alternative Limitation, except to the extent necessary so that the obligations of any Guarantor hereunder shall not be rendered voidable under the Bankruptcy Code.

                (b) Each of the Guarantors agrees that the Guaranteed Obligations may at any time and from time to time exceed the Maximum Liability of each Guarantor, and may exceed the aggregate Maximum Liability of all other Guarantors, without impairing this Guaranty or affecting the rights and remedies of the Agent hereunder. Nothing in this Section 9(b) shall be construed to increase any Guarantor's obligations hereunder beyond its Maximum Liability.

                (c) In the event any Guarantor (a "Paying Guarantor") shall make any payment or payments under this Guaranty or shall suffer any loss as a result of any realization upon any collateral granted by it to secure its obligations under this Guaranty, each other Guarantor (each, a "Non-Paying

Guarantor") shall contribute to such Paying Guarantor an amount equal to such Non-Paying Guarantor's "Pro Rata Share" of such payment or payments made, or losses suffered, by such Paying Guarantor. For the purposes hereof, each Non-Paying Guarantor's "Pro Rata Share" with respect to any such payment or loss by a Paying Guarantor shall be determined as of the date on which such payment or loss was made by reference to the ratio of (i) such Non-Paying Guarantor's Maximum Liability as of such date (without giving effect to any right to receive, or obligation to make, any contribution hereunder) to (ii) the aggregate Maximum Liability of all Guarantors hereunder (including such Paying Guarantor) as of such date (without giving effect to any right to receive, or obligation to make, any contribution hereunder). Nothing in this Section 9(c) shall affect any Guarantor's several liability for the entire amount of the Guaranteed Obligations (up to such Guarantor's Maximum Liability). Each of the Guarantors covenants and agrees that its right to receive any contribution under this Guaranty from a Non-Paying Guarantor shall be subordinate and junior in right of payment to all the Guaranteed Obligations. The provisions of this
Section 9(c) are for the benefit of both the Agent and the Guarantors and may be enforced by any one, or more, or all of them in accordance with the terms hereof.

        10. Guaranty to Inure to Benefit of Assignees of Guaranteed Obligations. Subject to the terms of the Credit Agreement, a Lender may, from time to time, whether before or after any discontinuance of this Guaranty, without notice to any Guarantor, assign or transfer any or all of such Lender's Percentage of the Guaranteed Obligations (the "Transferred Guaranteed Obligations") or any interest therein. Notwithstanding any such assignment or transfer or any subsequent further assignment or transfer thereof, such Transferred Guaranteed Obligations shall be and remain Guaranteed Obligations for the purposes of this Guaranty, and each and every immediate and successive assignee or transferee of any of the Transferred Guaranteed Obligations or of any interest therein shall, to the extent of the interest of such assignee or transferee in the Transferred Guaranteed Obligations, be entitled to the benefits of this Guaranty to the same extent as if such assignee or transferee were a Lender hereunder, provided, however, that unless the Lender transferring such Transferred Guaranteed Obligations shall otherwise consent in writing, such Lender shall have an unimpaired right, prior and superior to that of any such assignee or transferee, to enforce this Guaranty for the benefit of such Lender as to those of the Guaranteed Obligations which such Lender has not assigned or transferred or which are then owed to the Lender.

        11. Agent Lien. All funds received from any source now or hereafter in the possession (all remittances to be deemed in the possession of the Agent as soon as the same is put in transit to it by mail or carrier) or custody of the Agent (it being understood that such funds shall be limited to the balance of any account, whether general or special or for any specific purpose, of or for the account of any Guarantor, or in or as to which any Guarantor may have any interest or power, including without limitation power of hypothecation or disposition), and all claims of any description of any Guarantor against the Agent, shall be held by the Agent as security for any and all liabilities created by this Guaranty. If any event shall occur causing the acceleration of the Guaranteed Obligations or if any liability of any Guarantor under this Guaranty shall become due and owing for any reason, the Agent may at its option appropriate and apply any or all present and future credit balances of such Guarantor, in whatever currencies may be held by the Agent and whether held in general or special accounts or for any specific purpose, or any other present or future claim of such Guarantor against the Agent, toward the payment and extinguishment of the Guaranteed Obligations.

        12. Costs. Each Guarantor hereby agrees to pay any and all costs and expenses, including without limitation attorneys' fees and disbursements, which may be incurred by the Agent and the Lenders in connection with the enforcement, modification or waiver of this Guaranty.

        13. Loan Documents. Each Guarantor acknowledges that a copy of the Credit Agreement, the Notes and the other Loan Documents have been made available to it and that it is familiar with their contents.

        14. Bankruptcy. In the event of any bankruptcy, reorganization, winding up, or similar proceedings with respect to the Borrower or any other Guarantor, no limitation on the Borrower's liability under the Notes, the Credit Agreement or any of the other Loan Documents that may now or hereafter be imposed by any federal, state or other statute, law, regulation, or judicial or administrative determination applicable to such proceedings shall in any way limit the obligation hereunder of any Guarantor which obligation is coextensive with the Borrower's liability as set forth in the Credit Agreement and the other Loan Documents without regard to any such limitation. Each Guarantor shall promptly file in any bankruptcy or other proceeding in which the filing of claims is required by law all claims and proofs of such claims which such Guarantor may have against the Borrower, and will collaterally assign to the Lenders or their nominee(s) all rights of such Guarantor thereunder. In all such cases, any party authorized to pay any such claim shall pay to the Lenders or their nominee(s) the full amount thereof.

        15. Amendment. No modification, waiver, amendment, discharge or change of this Guaranty shall be valid unless the same is in writing and signed by the party against which the enforcement of such modification, waiver, amendment, discharge or change is sought.

        16. Successors and Assigns. The duties and obligations of each Guarantor under this Guaranty shall be binding upon such Guarantor's heirs, legal representatives, executors, administrators, successors and assigns. No Guarantor may assign or delegate any of its duties or obligations under this Guaranty without first obtaining the express prior written consent of the Agent.

        17. Notices. Except as otherwise expressly provided herein, any notice, demand, request or other communication which any party hereto may be required or may desire to give under this Guaranty shall be in writing and shall be given in the manner set forth in the Credit Agreement, and if to the Agent or any Lender, addressed as set forth in the Credit Agreement, and if to a Guarantor, addressed c/o Astec Industries, Inc. at the address set forth for the Borrower in the Credit Agreement.

        18. Place of Payment. Unless otherwise directed by the Agent or the Lenders, payment hereunder shall in each case be made at the place of payment of the Guaranteed Obligations set forth in the Loan Documents in respect to which such payment hereunder is made.

        19. Headings. Section headings in this Guaranty are for convenience of reference only, and shall not govern the interpretation of any of the provisions of this Guaranty.

        20. Entire Agreement. This Guaranty embodies the entire agreement and understanding between the Guarantors, the Agent and the Lenders and supersedes all prior agreements and understandings between the Guarantors, the Agent and the Lenders relating to the subject matter hereof.

        21. Severability of Provisions. Any provision in this Guaranty that is held to be inoperative, unenforceable, or invalid in any jurisdiction shall, as to that jurisdiction, be inoperative, unenforceable, or invalid without affecting the remaining provisions in that jurisdiction or the operation, enforceability, or validity of that provision in any other jurisdiction, and to this end the provisions of this Guaranty are declared to be severable.

        22. CHOICE OF LAW. THIS GUARANTY SHALL BE CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AND NOT THE LAW OF CONFLICTS) OF THE STATE OF ILLINOIS, BUT GIVING EFFECT TO FEDERAL LAWS APPLICABLE TO NATIONAL BANKS.

        23. CONSENT TO JURISDICTION. EACH GUARANTOR HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR ILLINOIS STATE COURT SITTING IN CHICAGO IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY AND EACH GUARANTOR HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM. NOTHING HEREIN SHALL LIMIT THE RIGHT OF THE AGENT OR ANY LENDER TO BRING PROCEEDINGS AGAINST ANY GUARANTOR IN THE COURTS OF ANY OTHER JURISDICTION. ANY JUDICIAL PROCEEDING BY ANY GUARANTOR AGAINST THE AGENT OR ANY LENDER OR ANY AFFILIATE OF THE AGENT OR ANY LENDER INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS GUARANTY SHALL BE BROUGHT ONLY IN A COURT IN CHICAGO, ILLINOIS.

        24. WAIVER OF JURY TRIAL. EACH GUARANTOR, THE AGENT AND EACH LENDER HEREBY EXPRESSLY, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE TRIAL BY JURY IN ANY ACTION OR PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS GUARANTY OR THE RELATIONSHIP ESTABLISHED HEREUNDER. THE TERMS AND PROVISIONS OF THIS SECTION CONSTITUTE A MATERIAL INDUCEMENT FOR THE LENDERS MAKING AVAILABLE THE CREDIT.

        25. Taxes. All payments required to be made by any of the Guarantors hereunder shall be made without setoff or counterclaim and free and clear of and without deduction or withholding for or on account of, any present or future taxes, levies, imposts, duties or other charges of whatsoever nature imposed by any government or any political or taxing authority thereof.

        26. Stay of Acceleration. If acceleration of the time for payment of any amount payable by the Borrower under the Credit Agreement, any Note or any other Loan Document is stayed upon the insolvency, bankruptcy or reorganization of the Borrower, all such amounts otherwise subject to acceleration under the terms of the Credit Agreement, any Note or any other Loan Document shall nonetheless be payable by each of the Guarantors hereunder forthwith on demand by the Agent made at the request of the Required Lenders.

        27. Counterparts. This Guaranty may be executed in any number of counterparts, all of which taken together shall constitute one agreement.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]



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


                IN WITNESS WHEREOF, Each Guarantor has executed and delivered this Guaranty as of the date first written above.


HEATEC, INC.                         TELSMITH, INC.


By:                                  By:
   -------------------------------       ----------------------------------
Its:                                 Its:
    ------------------------------        ---------------------------------

ROADTEC, INC.                        ASTEC TRANSPORTATION, INC.


By:                                  By:
   -------------------------------       ----------------------------------
Its:                                 Its:
    ------------------------------        ---------------------------------

TRENCOR, INC.                        PRODUCTION ENGINEERED PRODUCTS, INC.

By:                                  By:
   -------------------------------       ----------------------------------
Its:                                 Its:
    ------------------------------        ---------------------------------

ASTEC, INC.                          CEI, INC.


By:                                  By:
   -------------------------------       ----------------------------------
Its:                                 Its:
    ------------------------------        ---------------------------------

ASTEC FINANCIAL SERVICES, INC.       ASTEC INVESTMENTS, INC.


By:                                  By:
   -------------------------------       ----------------------------------
Its:                                 Its:
    ------------------------------        ---------------------------------




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